SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March 7, 2003

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

Schering AG Annual Report 2002

Contents

Information on our Company

Product Pipeline Overview

Highlights 2002

The Executive Board

Foreword by the Executive Board

Report of the Supervisory Board

Corporate Governance

Management Report

Financial Statements of Schering AG (condensed)

Additional Information on the Financial Year

Consolidated Financial Statements of Schering AG

Overview Last Five Years

Directors and Officers

Key data		Schering AG Group
Values expressed in €m
	2002	2001	Change
Net sales	5,023	4,842	+ 4%
Domestic	571	532	+ 7%
Foreign	4,452	4,310	+ 3%
as % of net sales	89%	89%
Gross profit	3,811	3,627	+ 5%
R&D costs	947	864	+ 10%
Operating profit	741	668	+ 11%
Profit from ordinary activities	1,145	698	+ 64%

Net profit	867 *	418	+107%
Return on sales (%)	17%	9%

Cash flow	749	653	+ 15%
Basic earnings per share (€)	4.39*	2.11	+108%
Property, plant and equipment	1,230	1,260	– 2%
Capital expenditure	281	229	+ 23%
Depreciation	170	176	– 3%

Balance-sheet total	5,392	5,263	+ 2%
Shareholders’ equity	2,934	2,556	+ 15%
Equity ratio	54%	49%

Personnel costs	1,595	1,531	+ 4%
Number of employees (annual average)	26,245	25,056	+ 5%
* Includes one-time effects, in particular the sale of our interest in Aventis CropScience and expenditure on acquisitions
Top-selling products			Schering AG Group
			Change from 2001
	Net sales 2002		currency
	€m	absolute	adjusted
1 Betaferon®/Betaseron® (therapeutics)	783	+ 15%	+ 20%
2 Magnevist® (diagnostics)	322	0%	+ 6%
3 Iopamiron® (diagnostics)	299	– 16%	– 8%
4 Ultravist® (diagnostics)	241	+ 1%	+ 4%
5 Diane® (gynecology)	226	+ 5%	+ 12%
6 Yasmin® (fertility control)	152	> 100%	> 100%
7 Fludara® (therapeutics)	149	+ 14%	+ 21%
8 Mirena® (fertility control)	137	+ 38%	+ 41%
9 Microgynon® (fertility control)	130	– 6%	+ 7%
10 Meliane® (fertility control)	127	+ 3%	+ 15%
Total	2,566	+ 9%	+ 16%
Total as % of Group sales 51%
Net sales by Region							Schering AG Group
		€m				Change from 2001		% of total
	2002	2001	Total	Volume/Price	Currency	Structure*	2002	2001
Europe Region	2,357	2,183	+ 8%	+ 10%	– 1%	–1%	47%	45%
United States Region	1,282	1,113	+15%	+ 19%	– 7%	+3%	25%	23%
Japan Region	579	663	–13%	– 6%	– 7%	0%	12%	14%
Latin America/Canada Region	430	511	–16%	+11%	–27%	0%	9%	11%
Asia/Middle East Region	224	213	+ 5%	+ 7%	– 2%	0%	4%	4%
Other Activities	151	159	– 4%	– 3%	– 1%	0%	3%	3%
Total	5,023	4,842	+ 4%	+ 10%	– 6%	0%	100%	100%
* Effects from acquisitions and divestitures
Net sales by Business Area and important indication areas*							Schering AG Group
		€m				Change from 2001		% of total
	2002	2001	Total	Volume/Price	Currency	Structure**	2002	2001
Gynecology&Andrology***	1,613	1,510	+ 7%	+ 15%	–8%	0%	32%	31%
Fertility control	1,256	1,118	+12%	+20%	–8%	0%	25%	23%
Hormone therapy	350	385	– 9%	– 1%	–8%	0%	7%	8%
Specialized Therapeutics	1,637	1,491	+ 10%	+ 13%	–4%	+ 1%	33%	31%
Central nervous system	873	774	+13%	+18%	–5%	0%	17%	16%
Oncology	414	347	+19%	+16%	–7%	+10%	8%	7%
Cardiovascular	192	217	–12%	– 7%	?5%	0%	4%	5%
Diagnostics&Radiopharmaceuticals	1,406	1,452	– 3%	+ 3%	–6%	0%	28%	30%
X-ray contrast media	654	722	+ 9%	– 3%	–6%	0%	13%	15%
MRI contrast agents	334	327	+ 2%	+ 8%	–6%	0%	7%	7%
Radiopharmaceuticals	146	151	– 4%	– 2%	–2%	0%	3%	3%
CM application technologies	264	242	+ 9%	+16%	–7%	0%	5%	5%
Dermatology	217	227	– 5%	+ 3%	? 8%	0%	4%	5%
Other sources	150	162	– 7%	– 2%	– 5%	0%	3%	3%
Total	5,023	4,842	+ 4%	+ 10%	– 6%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.
** Effects from acquistions and divestitures
*** In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecolgy&Andrology to reflect our focus on specific healthcare solutions for women and men.

Corporate Structure

The Schering AG Group’s reporting distinguishes between two segments: a primary segment made up of Regions and a secondary segment made up of Business Areas.

Regions

Our primary basis of segment reporting is comprised of geographic segments: Europe Region, United States Region, Japan Region, Latin America/Canada Region and Asia/Middle East Region. Furthermore, our Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented separately. This reflects the regional management structure of our sales organization and the regional differences in the risks and returns of our business.

Schering AG Group
Europe Region	United States Region	Japan Region	Latin America/ Canada Region	Asia/Middle East Region	Other Activities

Business Areas

Schering AG Group’s expertise is concentrated on four Business Areas: Gynecology&Andrology, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology.

Schering AG Group
Gynecology& Andrology Fertility control for women and men Hormone replacement therapy for women and men Therapy of gynecolo- gical and andrological diseases	Specialized Therapeutics Oncology Central nervous system Cardiovascular	Diagnostics& Radiopharmaceuticals X-ray Magnetic resonance imaging Ultrasound Radiopharmaceuticals Application technolo- gies for contrast media	Dermatology Eczema/ Atopic dermatitis Psoriasis Acne/Rosacea Mycosis

Company Profile

As a successful pharmaceutical company, we are investing in the future of medicine. We develop drugs of high medical value so as to continuously improve the quality of life.

We make the most of knowledge. Using interdisciplinary networks we build bridges to academic researchers around the world, as well as to highly specialized biotech pioneers and partners in the pharmaceutical industry. We combine our own longstanding medical and pharmaceutical expertise with the latest discoveries from genomic research. Throughout, our research focuses on a meaningful combination of early diagnosis, prevention, treatment and therapy control.

We focus on our four strategic Business Areas:

Gynecology&Andrology

Our hormone products help women during key phases of their lives –in preventing pregnancy, managing the menopause and alleviating gynecological disorders. We are also developing preparations for male fertility control and for treating testosterone deficiency in men.

Specialized Therapeutics

We open up new perspectives for people with life-threatening diseases such as multiple sclerosis, leukemia, solid tumors, or peripheral circulatory disorders. We are working on promising molecular approaches, such as antibodies for leukemia therapy, anti-angiogenesis for treating tumors and gene therapy for biological bypasses.

Diagnostics&Radiopharmaceuticals

Our innovative range of imaging contrast media make diagnosis safer and more effective while minimizing the risk to the patient. Our radiopharmaceuticals enable a rapid recognition of specific tissue, allowing for targeted therapy.

Dermatology

In treating acne, eczema and psoriasis we aim to restore the skin to its former healthy state.

Being a global player with over 140 subsidiaries means we are in close contact with our customers around the world. This exchange of information allows us to better identify the needs of both physicians and patients and so develop appropriate solutions. We are aware of our social responsibility and are committed to sustainable development.

Schering – making medicine work

Key Market Launches and Development Projects

We focus our research and development activities in our four Business Areas on fields of competence that address unmet medical needs. Our objective is to provide physicians and patients with products that are safe, reliable and effective, and that improve people’s quality of life.

In 2002, we launched important products in Europe, the United States and Japan. The following table lists key product launches in 2002 and development projects we currently plan to bring to market maturity and launch in important regions until 2005:

			(projected) market launch
	Indication/description	2002	2003	2004	2005	Net sales*
Resovist®	Liver-specific MRI contrast agent	Japan				50
Betaferon®/Betaseron®	Room-temperature stable formulation	U.S., Europe				**
Betaferon®/Betaseron®	Prefilled diluent syringe		U.S., Japan			**
Betaject®,Betaject® light	Autoinjector for Betaferon®/Betaseron®	Europe	Japan			**
Isotretinoin	Oral acne therapy	Europe		U.S.		50
Zevalin®	Radioimmunotherapeutic agent for non-Hodgkin’s lymphoma		Europe			50
Angeliq®	Oral hormone replacement therapy for women		Europe	U.S.		250
Testogel®	Testosterone therapy gel for men		Europe			50
Finacea™	Gel for the treatment of rosacea		U.S., Europe			50
Climara Pro™	Hormone replacement patch for woman			U.S., Europe		100
Yasmin® 20	Low-dose oral contraceptive			U.S.	Europe	200
Testosterone undecanoate	Depot preparation for testosterone therapy in men			Europe		100
Eovist® ***	Liver-specific MRI contrast agent			Europe	Japan	50
MS-325	MRI contrast agent for angiography				U.S.	100
Supravist®	MRI contrast agent for angiography				Europe	50
* Peak sales projection worldwide in €m approx. 3 years after launch ** Products contribute to an increase in total sales of Betaferon®/Betaseron® *** Trademark under review

An overview of selected development projects is given in the “Research and Development” section of the Management Report.

Highlights 2002

  NET SALES GROWTH AFTER ADJUSTMENT FOR CURRENCY EFFECTS +10%

  NET PROFIT EXCLUDING ONE-TIME EFFECTS +11%

  OPERATING PROFIT +11%

  INCREASED SALES VOLUMES +9%

  U.S. NET SALES GROWTH AFTER ADJUSTMENT FOR CURRENCY EFFECTS +22%

  OUTSTANDING GROWTH RATES OF YASMIN®, MIRENA® AND BETAFERON®

  ACQUISITIONS OF LEUKINE® AND COLLATERAL THERAPEUTICS STRENGTHEN OUR SPECIALIZED THERAPEUTICS

  PLANNED INCREASE OF DIVIDEND BY + 12%

Foreword by the Executive Board

Dear shareholders,

The past year was full of challenges. Our business developed positively overall, despite the difficult economic conditions. Volatile exchange rates and the downturn on world stock markets led to testing times for shareholders. Our company was also affected by these developments.

Despite global economic weakness, positive increases in sales volumes allowed us to lift net sales by 10% after adjustment for currency effects. The key drivers for this result included double-digit growth by our important strategic products Betaferon®, Fludara®, Yasmin® and Mirena®. Net profit rose by 11%, excluding one-time effects.

The substantial growth in sales volumes is indicative of the high level of acceptance of our products and the solidity of our business. In particular, our US business continued its consistent growth with an increase in net sales of over 20% in US dollars. Almost all of our Business Areas helped to drive this success. We also achieved high single-digit growth in major European markets –Germany, France and Italy –and even high double-digit figures in some countries in Eastern Europe.

Excellent growth rates by Yasmin® and Mirena® helped expand our global leadership position in the field of fertility control. Accounting for more than 6% of new prescriptions at the end of 2002, Yasmin® has been the most successful oral contraceptive launch in the U.S. in years.

Our development of room-temperature stable Betaferon® contributed to the multiple sclerosis therapy options available. The market launch of this user-friendly formulation gives Betaferon® patients greater flexibility in their daily lives. In addition, treatment continuity is expected to improve. Betaferon® developed well worldwide, with net sales rising by a total of 20% after adjustment for currency effects.

The public discussion about the benefits and risks of hormone replacement therapy that arose in the middle of the year represented a challenge for us. We have provided comprehensive information on the safety of our innovative and modern hormone replacement therapy products. The well-being of the patients who use our products has top priority. We perform numerous studies both prior to registering our products and after they have been launched. In addition, all products are subject to strict quality controls and their use is monitored on an ongoing basis.

At the end of 2002, our novel hormone replacement product Angeliq® was approved in the Netherlands, as the European Reference Member State for the Mutual Recognition Procedure. Although the approval of the product was initially refused in the U.S., we are currently undertaking all the necessary measures to ensure that approval will be granted. The same goes for our Climara Pro™ hormone patch, another treatment for climacteric complaints. Our goal remains to develop new treatment options for women’s health problems in and after the menopause period.

The Gynecology&Andrology business area will profit from the introduction of Angeliq® and Yasmin® in other EU member states. In addition, we have acquired marketing rights for Testogel®, a testosterone deficiency treatment product for men. This broadens our core competencies in the field of hormone therapy for men.

In the Specialized Therapeutics business area, the acquisition of Leukine® gave us a crucial product that will help expand our strong position in the field of hematological oncology. At the same time, we acquired the rights to a Phase II project for the development of Leukine® for use in Crohn’s disease, a chronic bowel disorder for which there is no causal therapy to date. In addition, we strengthened our gene therapy development portfolio for the treatment of cardiovascular disease with our takeover of the U.S. biotechnology company Collateral Therapeutics.

The Diagnostics&Radiopharmaceuticals business area achieved a key milestone with the approval of our liver-specific MRI contrast agent Resovist® in Japan. Resovist® is an excellent example of our commitment to making innovative products systematically available to our customers worldwide. The European market launch of our cancer imaging agent Flucis® has consolidated our leading role in the field of in-vivo diagnostics and has ensured our entry into the expanding segment of positron emission tomography (PET).

In the Dermatology business area, we received approval for Skinoren® Gel in Austria as the European Reference Member State for the Mutual Recognition Procedure. Skinoren® Gel is used for the treatment of mild to moderate acne. The European-wide introduction of this product is intended to strengthen our position in the market for topical acne products. The approval of Finacea™ in the U.S., which we received in December 2002, will also help increase our market presence. This product for the topical treatment of mild to moderate rosacea is a new treatment option for this chronic condition.

The sale of our 24% interest in Aventis CropScience to Bayer AG generated proceeds of €1.5 billion. The retention of the profit generated from this transaction has substantially improved our financial potential for the further expansion of our business.

Our claim of taking a leading position in expanding special markets for pharmaceuticals is also symbolized by our new corporate brand, which we presented at our 2002 Annual General Meeting. Our goal is to establish a strong brand, to increase confidence in our company and to consolidate our market position for the long term. In addition, this allows us to express our close ties with our U.S. subsidiaries even more clearly – the new brand is also reflected in the logos for Schering Berlin Inc. and Berlex Laboratories, Inc.

In order to emphasize our social commitment to the promotion of science and culture, we established the “Schering Stiftung zur Wissenschafts- und Kulturförderung” in September 2002. This foundation under German law, whose registered office is in Berlin, Germany, has initially been endowed with €20 million. We want to play our part in promoting scientific development above and beyond the areas of our business activities, as well as preserving cultural diversity.

We welcome the adoption of the German Corporate Governance Code, since we regard this as an important step towards the further development of corporate management and corporate governance in Germany. The Executive Board and the Supervisory Board of Schering AG have issued the required declaration of conformity and implemented the recommendations of the German Corporate Governance Code. The interaction of the Executive Board, the Supervisory Board and the shareholders at Schering AG is characterized by responsibility and transparency. In keeping with this, we have always applied all statutory provisions as well as other, more far-reaching rules for good corporate governance.

With regard to our listing on the New York Stock Exchange, we are implementing the provisions of the Sarbanes-Oxley Act, which was passed in 2002. These include a declaration by the Chief Executive Officer and the Chief Financial Officer on both the submitted financial statements and the Company’s internal reporting and control procedures.

We have increased the transparency of our financial reporting in order to further improve shareholder confidence in our Company. Since the first quarter 2002, our interim reports contain additional information on business developments, and are reviewed by an auditor. In addition, the Supervisory Board’s Audit Committee must approve the financial statements.

The Supervisory Board of Schering AG appointed Dr. Jörg Spiekerkötter as Deputy Member of the Executive Board effective April 15, 2002. He has initially assumed responsibility for Human Resources. When Professor Dr. Klaus Pohle leaves the company following the expiration of his term in April 2003, Dr. Spiekerkötter is scheduled to take over the position of Chief Financial Officer of Schering AG as well.

We will continue to implement our growth strategy in 2003 by expanding and further developing our Business Areas. We expect net sales to record a high single-digit increase after adjustment for currency effects. We also expect net profit for the whole year to increase by a high single-digit range compared to the net profit for 2002, excluding one-time effects.

We would like to thank our staff for their excellent performance in meeting the challenges facing us in fiscal year 2002. It is precisely in times of economic uncertainty that our company’s real strength becomes visible – in the commitment of our employees.

We would also like to thank our shareholders for their confidence in us during this difficult period. We are convinced of our Company’s development potential and strategic orientation and its resulting consistent growth, and will do everything in our power to achieve a sustained increase in Schering AG’s company value in the years to come.

Dr. Hubertus Erlen	Prof. Dr. Klaus Pohle	Dr. Ulrich Köstlin
Mr. Lutz Lingnau	Dr. Jörg Spiekerkötter	Prof. Dr. Dr. h.c. Günter Stock

Report of the Supervisory Board

Throughout the fiscal year, the Supervisory Board kept itself informed of the position of the Schering AG Group and of significant business developments, receiving regular written reports from the Executive Board. These included monthly reports on sales, variances between projected and actual figures and the cash position, as well as quarterly reports on the balance sheet, the income statement, forward exchange transactions, interest rate management, and personnel development. The Supervisory Board regularly advised and supervised the Executive Board on the management of the business.

The Chairman of the Supervisory Board constantly informed himself on major developments and imminent decisions, among other things, by meeting regularly with the Chairman of the Executive Board.

In the course of the fiscal year, the Supervisory Board held five meetings that were also attended by the Executive Board. In particular, business developments, the profit situation and the financial position of the Company and its affiliates, as well as research and development projects were discussed. It examined the acquisitions of Collateral Thera-peutics, Inc. and the Leukine® business, as well as the formation of the “Schering Stiftung” (a foundation under German law) and approved these plans. The business plan for 2003 prepared by the Executive Board was discussed and endorsed.

The Supervisory Board examined the German Corporate Governance Code in a number of its meetings, and resolved in its meeting on December 12, 2002, that the Company will comply with the recommendations set out by the Code. At the same time, it revised the Supervisory Board’s rules of procedure, therefore implementing the recommendations of the Code.

In four meetings, the Executive Committee of the Supervisory Board prepared the proceedings, also focusing on Corporate Governance issues and the Leukine® acquisition. In three meetings, the Research and Development Committee discussed the organization of research and development as well as other important topics in this area. The Nomination and Compensation Committee held two meetings to deal with personnel issues relating to members of the Executive Board. There was no meeting of a committee formed in accordance with section 27 (3) of the Mitbestimmungsgesetz (MitbestG – German Co-determination Act).

The Audit Committee held five meetings in which it examined the annual financial statements of the Schering AG and the Group for 2001 and endorsed the interim financial statements as of March 31, June 30 and September 30, 2002. It also specified the primary focus of the audit of the financial statements for 2002. In its meeting on February 21, 2003, it discussed in detail the 2002 annual financial statements of the Schering AG, the Group and its major subsidiaries, as well as the risk management system. The auditor participated in a number of the meetings of the Audit Committee.

The annual financial statements of Schering AG, the consolidated financial statements, the combined management report for Schering AG and the Group, as well as the Executive Board’s proposal for the appropriation of profits were examined and approved at today’s meeting of the Supervisory Board. The annual financial statements of the Schering AG, the consolidated financial statements, as well as the management report for the Schering AG and the Group for the fiscal year 2002 were audited on behalf of the Supervisory Board by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, and granted an unqualified audit opinion. The auditor participated in the meeting of the Supervisory Board and gave an account of the results of the audit, which were noted and approved by the Supervisory Board. The auditor also reported on the results of audit of the Group’s risk management system. The final outcome of the Supervisory Board’s examination did not result in any objections. The Supervisory Board endorsed the annual financial statements of the Schering AG and the consolidated financial statements; the annual financial statements of the Schering AG are thereby adopted. The Supervisory Board concurs with the Executive Board’s proposal for the appropriation of profits.

As of April 15, 2002, Dr. Jörg Spiekerkötter was appointed as a Deputy Member of the Executive Board for a term of 5 years. Dr. Spiekerkötter is Schering AG’s labor director and the Board member responsible for personnel.

Berlin, February 26, 2003

The Supervisory Board
Dr. Giuseppe Vita
Chairman

Corporate Governance

The interaction between the Executive Board, the Supervisory Board and the shareholders at Schering AG has traditionally been characterized by a sense of responsibility and transparency. In keeping with this, the Company has consistently implemented not only all statutory provisions but also more far-reaching corporate governance principles.

Accordingly, the Company welcomes the passing of the German Corporate Governance Code by the Commission appointed by the Federal Government. We see this as an important step towards the further development of the statutory provisions relating to corporate management and corporate control in Germany. We expect the Code to help make the system of corporate governance used in Germany more transparent for foreign investors.

The Executive Board and Supervisory Board of Schering AG have therefore resolved to implement the recommendations of the German Corporate Governance Code and have issued the following declaration of conformity in accordance with section 161 Aktiengesetz (AktG – German Stock Corporation Act):

Schering AG complies with the recommendations of the Government Commission on the German Corporate Governance Code.

Berlin, December 2002

Schering Aktiengesellschaft

The Executive Board      The Supervisory Board

The declaration of conformity can be found at www.schering.de/eng under “Corporate Governance”.

The Executive Board and the Supervisory Board have agreed on a directive for the implementation of the German Corporate Governance Code, and have appointed a person to be responsible for this. This person is entrusted with monitoring the implementation the Code at Schering AG and ensuring that the necessary information is published.

We have taken the opportunity offered by the implementation of the German Corporate Governance Code to examine the internal by-laws and procedures governing the Executive Board, the Supervisory Board and the General Meeting, as well as transparency, accounting and auditing. Only isolated changes were required; these were implemented without delay.

Since our shares are listed on the New York Stock Exchange, Schering AG must apply the latter’s admission rules, as well as the U.S. capital market legislation, and particularly the Sarbanes-Oxley Act passed in 2002. We will implement these regulations in line with the implementation rules issued by the U.S. Securities and Exchange Commission.

A detailed discussion of the risk management provisions and measures taken by Schering AG is given in the section of the Management Report titled “Risk management report”.

The managing body of the Schering AG are the Executive Board, the Supervisory Board and the General Meeting.

The Executive Board

The Executive Board of Schering AG presently consists of 6 members, and is the managing body for the Group. Its work is guided by the principle of a sustainable increase in enterprise value.

The tasks performed by the Executive Board include defining the Company’s strategic orientation, planning and adopting the Company’s budget and allocating resources. The Executive Board is responsible for preparing the quarterly, annual and consolidated financial statements, as well as appointing key personnel within the Company.

The Executive Board cooperates closely with the Supervisory Board. It informs the Supervisory Board at regular intervals, and in a timely and comprehensive manner. The information covers all issues relevant to the Group as a whole concerning the Company’s strategy and its implementation, planning, business developments, the Company’s financial and earnings position, as well as enterprise risks.

Further information on the members of the Executive Board can be found in the chapter titled “Directors and Officers”.

The Supervisory Board

The Supervisory Board of the Schering AG consists of 16 members, 8 of whom are elected by the General Meeting, and 8 of whom are elected by our employees in accordance with the provisions of the Mitbestimmungsgesetz (German Co-determination Act). The Chairman of the Supervisory Board is elected from among the shareholder representatives; the Deputy Chairman is elected from among the employee representatives.

In case of a tie in a voting procedure of the Supervisory Board, a second vote is called, in which the Chairman of the Board has the casting vote in the event of a renewed tie. The term of office of the Supervisory Board is 5 years. As a general rule, the age limit for members of the Supervisory Board should be 72 years.

The Supervisory Board supervises and advises the Executive Board in its management of the business. The Supervisory Board discusses at regular intervals business developments, planning as well as deviations, strategy and its implementation. The Board adopts the annual planning and approves the quarterly reports, as well as the annual financial statements of the Schering AG and the Group, taking the report of the auditor into consideration. The Supervisory Board is responsible for appointing the members of the Executive Board. Important Executive Board decisions require the approval of the Supervisory Board.

The Supervisory Board receives a fixed annual payment and a variable annual payment, that depends on the distributed dividend. When determining the annual payment due to the individual Supervisory Board members, chairmanship and deputy chairmanship of the Supervisory Board, as well as membership of committees are taken into account.

The Supervisory Board has adopted by-laws for itself; these can be found at www.schering.de/eng under “Corporate Governance”.

The Supervisory Board has formed 5 committees made up of its members:

  The Executive Committee prepares the meetings of the Supervisory Board and decides on urgent matters requiring approval. This committee consists of Dr. Giuseppe Vita (Chairman), Norbert Deutschmann, Dr. Reiner Hagemann and Heinz-Georg Webers.

  The Audit Committee prepares the Supervisory Board’s recommendation to the General Meeting regarding the election of the auditor, and checks on the latter’s impartiality; after the auditor has been appointed by the General Meeting, the Audit Committee issues the audit engagement and stipulates the main focuses. The Audit Committee approves the quarterly reports containing the auditor’s review report on the quarterly financial statements. It performs a preliminary examination of the annual financial statements of the Schering AG and the consolidated financial statements of the Group and examines the risk management system. The members of the Audit Committee are Dr. Karl-Hermann Baumann (Chairman), Norbert Deutschmann, Dr. Reiner Hagemann, Dr. Hans-Peter Niendorf, Dr. Giuseppe Vita and Heinz-Georg Webers.

  The Nomination and Compensation Committee conducts a search in due time for appropriate candidates for appointment as Executive Board members and makes corresponding proposals to the Supervisory Board. The committee approves contracts with Executive Board members, particularly with regard to their remuneration, as well as contracts with Supervisory Board members. The members are Dr. Giuseppe Vita (Chairman), Norbert Deutschmann, Dr. Reiner Hagemann and Hans-Jürgen Scheel.

  The Research and Development Committee discusses key research and development issues, particularly in regard to objectives, priorities and organization. The members are Dr. Giuseppe Vita (Chairman), Prof. Dr. Piet Borst, Norbert Deutschmann, Prof. John A. Dormandy, Dr. Hans-Peter Niendorf and Dr. Ulrich Sommer.

  The Mediation Committee makes proposals to the Supervisory Board regarding the appointment of Executive Board members if the required majority is not reached in the first round of voting. The members are Norbert Deutschmann, Dr. Reiner Hagemann, Dr. Giuseppe Vita and Heinz-Georg Webers.

For further information, please refer to the “Report of the Supervisory Board”. Further information on the members of the Supervisory Board can be found in the chapter titled “Directors and Officers”.

The General Meeting

The General Meeting is the highest decision-making body of the Company. It passes resolutions on all matters assigned to it by law.

Each share entitles its holder to one vote at the General Meeting. In order to participate in the General Meeting, the shareholders must block their shares at their depositary bank on time and must inform the Company on time. Schering AG facilitates the process of voting through a representative, who is bound by the individual shareholder’s instructions. The Chairman of the Supervisory Board chairs the General Meeting.

Management Report

Business Trends: Schering AG Group

The management report of Schering AG and of the Schering AG Group have been combined. The following provides an overview of business developments in the Schering AG Group as a whole and for our individual segments. Percentage changes have been calculated on the basis of figures expressed in thousands of euros.

Consolidated income statements				Schering AG Group
		€m		% of net sales
	2002	2001	2002	2001
Net sales	5,023	4,842	100%	100%
Cost of sales	– 1,212	–1,215	24%	25%
Gross profit	3,811	3,627	76%	75%
Costs of
marketing and selling	– 1,629	–1,601	32%	33%
engineering and administration	– 566	– 525	11%	11%
research and development	– 947	– 864	19%	18%
Other operating income	370	348
Other operating expenses	– 298	– 317
Operating profit	741	668	15%	14%
Financial result	– 23	30
Income from disposal of Aventis CropScience	689	—
Acquisition-related expenses	?262	—
Profit from ordinary activities	1,145	698	23%	14%
Income taxes	– 276	– 270	5%	5%
Net profit before minority interest	869	428	17%	9%
Minority interest	– 2	– 10
Net profit	867	418	17%	9%

Net sales

Net sales by the Schering AG Group increased by 4%, from €4,842m in 2001 to €5,023m in 2002. After adjustment for exchange rate effects, sales rose by 10%. The increase was due to increased sales volumes (+9%) as well as a slight rise in prices (+1%); these were offset by negative exchange rate developments (–6%). Net acquisitions/divestments at Group level of €21m had a positive effect of less than 1%.

Net sales by Region			Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Europe Region	2,357	2,183	+ 8%	47%	45%
United States Region	1,282	1,113	+15%	25%	23%
Japan Region	579	663	–13%	12%	14%
Latin America/Canada Region	430	511	–16%	9%	11%
Asia/Middle East Region	224	213	+ 5%	4%	4%
Other Activities	151	159	– 4%	3%	3%
Total	5,023	4,842	+ 4%	100%	100%

All Regions with the exception of the Latin America/Canada Region recorded increases in sales volumes that made a positive contribution to net sales in 2002.

Net sales in the Europe Region rose by 8%, with high double-digit growth rates being achieved in some Eastern European countries in particular.

The United States Region recorded the strongest growth in net sales of all the regional segments, at 15%. Since prices remained almost constant and exchange rates declined (–7%), this rise was due to significant volume increases (+22%); in turn, this can be broken down into 19% organic and 3% acquisition-related growth.

Flat sales volumes in the Japan Region were compounded by the devaluation of the Yen (–7%) and negative price developments (–6%). As a result, net sales declined by a total of 13%.

The decline in net sales in the Latin America/Canada Region (–16%) was largely due in almost all countries to euro exchange rates. Positive price effects (+13%) were unable to offset the cumulative effect on net sales of –27%.

The 5% sales growth in the Asia/Middle East Region was driven by a substantial increase in volumes (+11%), which was partially offset by unfavorable exchange rate developments (–2%) and price effects (–4%).

Net sales by Business Area and important indication areas*					Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Gynecology&Andrology**	1,613	1,510	+ 7%	32%	31%
Fertility control	1,256	1,118	+12%	25%	23%
Hormone therapy	350	385	– 9%	7%	8%
Specialized Therapeutics	1,637	1,491	+10%	33%	31%
Central nervous system	873	774	+13%	17%	16%
Oncology	414	347	+19%	8%	7%
Cardiovascular	192	217	–12%	4%	5%
Diagnostics&Radiopharmaceuticals	1,406	1,452	– 3%	28%	30%
X-ray contrast media	654	722	– 9%	13%	15%
MRI contrast agents	334	327	+ 2%	7%	7%
Radiopharmaceuticals	146	151	– 4%	3%	3%
CM application technologies	264	242	+ 9%	5%	5%
Dermatology	217	227	– 5%	4%	5%
Other sources	150	162	– 7%	3%	3%
Total	5,023	4,842	+ 4%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.
** In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

Net sales by the Gynecology&Andrology business area rose 7% from €1,510m in 2001 to €1,613m in 2002. This was due in particular to continued high increases in sales of our oral contraceptive Yasmin®, which we introduced in 2001; net sales of this product amounted to €152m in 2002, as opposed to €45m in 2001. In addition, our Mirena® contraceptive generated an above-average increase in sales of 38%, to €137m. Sales of fertility control products rose by 12% (+20% currency adjusted); in contrast, sales by our hormone therapy business declined 9% (–1% currency adjusted).

Net sales in the Specialized Therapeutics business area rose by 10% to €1,637m in 2002, up from €1,491m in 2001. After adjustment for exchange rate effects, the sales increase amounted to 14%, of which 13% was due to organic growth and 1% to acquisitions/ divestments. Acquisition/divestment effects are comprised of the purchase of Leukine®, a product which was acquired in July 2002 (+€33m), and the sale of non-core products (–€12m). The main drivers for the organic growth in the Specialized Therapeutics business area were the increase in net sales of Betaferon® (marketed in the U.S. and Canada under the trade name Betaseron®), Fludara®, Campath® (marketed in Europe under the trade name MabCampath™), Refludan® and Bonefos®. Net sales of Betaferon® rose 15% due to strong volume growth (+20%) from €681m in 2001 to €783m in 2002. Positive price and volume effects in the case of Fludara® led to net sales for the product of €149m in 2002, up €131m (14%) compared to 2001. Our Campath® product, which we launched in 2001, generated increased net sales in 2002 of €46m (2001: €30m). Refludan®, for which we acquired the U.S. and European marketing rights in October 2001, generated net sales of €28m in 2002, €22m of which originated in the United States. Positive developments in the case of Bonefos® (+34%) are primarily the result of volume increases. Net sales of Betapace® in the USA declined from €95m in 2001 to €55m in 2002 (–41%), due to competition from generics.

In the Diagnostics&Radiopharmaceuticals business area, net sales were down 3% in 2002 to €1,406m (2001: €1,452m). At €334m, sales of MRI contrast agents were 2% higher in 2002 than in 2001 (€327m), despite adverse exchange rate effects (–6%); prices remained almost stable. This increase was mainly due to a slight rise in net sales of Magnevist®, from €320m in 2001 to €322m in 2002, as well as to a growth in net sales of our new product Gadovist® (from €6m in 2001 to €10m in 2002). Net sales of application technologies for contrast agents grew 9% in 2002 (+16% currency adjusted) to €264m, as opposed to €242m in 2001. In contrast, net sales of X-ray contrast media declined from €722m in 2001 to €654m in 2002 (–9%). This sharp decline in net sales is largely due to negative price and exchange rate effects (–4% and –6% respectively), especially in Japan; sales volumes remained essentially stable. We generated net sales of €146m with radiopharmaceuticals in 2002, 4% less than in the previous year.

Exchange rate effects meant that we recorded a decline in net sales in the Dermatology business area from €227m in 2001 to €217m in 2002 (–5%). However, net sales rose by 3% after adjustment for exchange rate effects. Our acne treatment Skinoren® recorded net sales growth of 17% for a total of €20m, despite adverse exchange rate effects (–6%).

Gross profit

Gross profit rose 5% from €3,627m to €3,811m in 2002. This increase slightly exceeded the growth in net sales of 4%.

Operating profit

At €741m, the operating profit was 11% up on the previous year’s figure. Marketing and selling costs rose less than net sales (+2%). Engineering and administration costs amounted to €566m, up 8% year-on-year. This increase is influenced by the costs of programs aimed at optimizing internal structures and processes at our production sites, such as the project to consolidate the formulation and packaging of liquid and solid dosage pharmaceuticals at our Berlin-Wedding site in Germany. Research and development expenses increased by 10% to €947m, up from €864m in 2001. They thus accounted for 19% of net sales. The improvement in net other operating income and expenses in the amount of €41m was mainly due to an improved result from foreign exchange-rate hedges.

Financial result

The decline in the financial result by €53m was largely due to lower income from our share in the result of Aventis CropScience, which has only been included for five months in 2002.

Income taxes

Income taxes rose from €270m to €276m. The decrease in the effective tax rate compared to 2001, from 39% to 24%, is primarily due to tax-free income from the disposal of Aventis CropScience. Income taxes include one-time effects totaling €24m. After adjustment for the income from Aventis CropScience and other one-time effects, the tax rate in 2002 amounted to approximately 37% as in the previous year.

Net profit

Net profit rose from €418m in 2001 to €867m in 2002. Earnings per share (basic) amounted to €4.39, up from €2.11 in 2001. The net profit includes one-time effects. These relate to income of €689m from the disposal of our interest in Aventis CropScience and acquisition-related expenses of €262m. The latter figure mainly includes the acquisition of the rights to the Phase II-development project for the use of Leukine® in Crohn’s disease, and the formation of the “Schering Stiftung” (a foundation under German law) for the promotion of science and culture. After adjustment for these effects and for the one-time tax effects, net profit amounted to €464m, or 11% more than in 2001 (€418m). After adjustment for the above-mentioned one-time effects, earnings per share (basic) amounted to €2.35, also an 11% increase year-on-year.

Results of Operations by Segment

The segments used have been identified in accordance with the provisions of IAS 14 (revised). The primary basis of segment reporting is geographic. This reflects the management structure of our sales organization, our internal reporting systems and what we believe to be the predominant source and nature of risks and returns in our business. Our segment reporting is comprised of five geographical segments (Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Middle East Region). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

Segment performance is the internal benchmark used in Schering’s internal management systems to measure success. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance, as the corresponding activities are managed on a worldwide basis.

The following table provides an overview of the net sales and segment performance by Region, as well as of Other Activities:

Results of operations by segment		Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Net sales
Europe Region	2,357	2,183	+ 8%	47%	45%
United States Region	1,282	1,113	+15%	25%	23%
Japan Region	579	663	–13%	12%	14%
Latin America/Canada Region	430	511	–16%	9%	11%
Asia/Middle East Region	224	213	+ 5%	4%	4%
Other Activities	151	159	– 4%	3%	3%
Total	5,023	4,842	+ 4%	100%	100%

Segment performance
Europe Region	1,040	922	+13%	54%	51%
United States Region	366	315	+16%	19%	17%
Japan Region	229	244	– 6%	12%	14%
Latin America/Canada Region	143	170	–16%	7%	9%
Asia/Middle East Region	82	72	+14%	4%	4%
Other Activities	75	80	– 6%	4%	5%
Total	1,935	1,803	+ 7%	100%	100%

EUROPE REGION

The geographic segment referred to in this Annual Report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, South Africa, Australia, New Zealand and our African export markets (excluding Egypt, Libya and the Sudan). Net sales for the Europe Region also include global net sales by the Group companies Leiras, Jenapharm, CIS bio international and the Justesa Imagen Group. Germany, France, Great Britain, Italy, Spain and Finland were our six strongest markets in this Region in terms of net sales in the period under review, accounting for 68% of the net sales generated in this segment in 2002. We plan to further expand our market share in all Business Areas by launching new products.

Net sales in the Europe Region by Business Area				Schering AG Group
		€m	Change	% of total
	2002	2001	from 2001	2002	2001
Gynecology&Andrology	921	845	+ 9%	39%	39%
Specialized Therapeutics	843	749	+12%	36%	34%
Diagnostics&Radiopharmaceuticals	450	442	+ 2%	19%	20%
Dermatology	132	135	– 2%	6%	6%
Other sources	11	12	–10%	0%	1%
Total	2,357	2,183	+ 8%	100%	100%

Net sales

Net sales in the Europe Region increased from €2,183m in 2001 to €2,357m in 2002, a rise of 8%. This was due to positive price and volume effects (+10%), although these were partially offset by the divestment of the general practitioners’ range of AWAG Arzneimittelwerke Altona AG (formerly Asche AG) in Germany (–1%) and negative exchange rate developments (–1%) in nearly all countries not belonging to the European Monetary Union. Net sales were affected by government-imposed price cuts, budget restrictions, positive and negative lists for the reimbursement of products, and the increased use of generic substitute products.

In Germany, net sales rose 7% (+10% after adjustment for the divestment of AWAG), from €532m in 2001 to €571m in 2002. This increase was mainly attributable to Yasmin® (+€5m), Diane® (+€6m) and Valette® (+€6m), as well as to a 24% growth in net sales of Betaferon® from €88m in 2001 to €109m in 2002. In contrast, net sales of Ultravist® declined 10% to €35m in 2002 (2001: €38m), mainly as a result of substantial negative price effects (–8%).

In France, net sales climbed 7% to €306m in 2002, as opposed to €286m in 2001. This was mainly the result of increased sales volumes, coupled with the introduction of two new products in 2002: Yasmin® (+€5m) and MabCampath™ (+€2m). Net sales of Bonefos® rose from €1m in 2001 to €7m in 2002, while net sales of Mirena® grew 15% from €20m in 2001 to €23m in 2002.

Net sales in Great Britain increased 4% from €146m in 2001 to €152m in 2002. This rise is mainly due to volume increases (+6%), which were partially offset by a negative exchange rate effect (–2%). Two new product launches contributed to this increase: Yasmin®, which generated €3m in net sales, and MabCampath™, where sales rose from €1m to €3m.

In Italy, net sales climbed 8% to €268m in 2002, up from €249m in 2001. This development was primarily the result of increases in net sales of Mirelle® (up from €7m to €12m) and of Betaferon® (up 13% from €27m to €30m). Overall, volume increases were the main reason for the rise.

Spain recorded an increase in net sales in 2002 of 6% to €188m, in comparison to the figure for 2001 of €178m. Price and volume developments (+8%) were partially offset by negative exchange rate effects (–2%) experienced by the non-European subsidiaries of the Justesa Imagen Group. Key sales drivers were volume increases for Betaferon®, Ilomedin®, Meliane® and Mirelle®.

In Finland, net sales – which include global exports by Leiras – rose slightly from €117m in 2001 to €118m in 2002. The sale of our majority interest in the joint venture Oy Leiras Finland AB to Nycomed Pharma AS effective December 31, 2002, did not impact net sales in 2002. However, net sales in Finland are likely to fall in 2003.

The strongest net sales growth in the year under review was recorded by the Central and Eastern European markets. Net sales in this area rose by 23% to €185m in 2002, from €150m the previous year; by 22% after adjustment for exchange rate effects. The increase was primarily attributable to higher sales volumes of Betaferon®, Diane® and Meliane®.

Our Gynecology&Andrology business area achieved net sales growth of 9% (+10% currency adjusted) due to volume increases and price adjustments, rising to €921m in 2002 from €845m in 2001. Net sales of Mirena®, Meliane®, Mirelle® and Yasmin® all rose significantly in 2002. Net sales of Yasmin® climbed to €54m in 2002, compared with €28m the previous year. Mirena® recorded a 14% increase from €80m in 2001 to €92m in 2002, with substantial increases in net sales being seen in France, Great Britain and the Central European markets in particular. Net sales of Meliane® increased by 15%, rising from €79m in 2001 to €90m in the year under review, while net sales of Mirelle® rose from €18m in 2001 to €29m in 2002.

Net sales in the Specialized Therapeutics business area increased by 12% (or 13% currency adjusted) from €749m in 2001 to €843m in 2002. Key drivers of this growth were significant increases in sales volumes of Betaferon®, Bonefos® and MabCampath™. Net sales of Betaferon® rose 14% from €326m in 2001 to €372m in 2002, while those of Bonefos® climbed 35% to €46m in 2002 (2001: €34m). Net sales of MabCampath™ increased from €2m in 2001 to €13m in 2002.

We achieved 2% net sales growth in the Diagnostics&Radiopharmaceuticals business area, from €442m in 2001 to €450m in 2002. Net sales of radiopharmaceuticals amounted to €103m in 2002 compared to €105m in 2001. Positive increases in sales volumes of Ultravist® more than offset price cuts and negative exchange rate effects, with the result that net sales rose slightly from €145m in 2001 to €148m in 2002. In addition, net sales of Magnevist® rose from €84m in 2001 to €92m in 2002 due to price and volume increases, despite negative exchange rate effects.

Net sales in the Dermatology business area declined slightly (–2%) to €132m in 2002, compared to €135m in 2001. Positive price and volume effects were more than offset by negative exchange rate effects. After adjustment for currency effects, growth amounted to 2%. Our leading product in this area was Advantan®, net sales of which increased by 5% in 2002 to €29m (+10% currency adjusted). In contrast, net sales of Psorcutan® and Travocort® declined slightly due to adverse exchange rate effects.

Segment performance

Segment performance improved by 13% to €1,040m in 2002, compared with €922m in 2001, and thus grew faster in percentage terms than net sales. This was due to a higher percentage gross profit resulting from a higher-margin product mix, as well as to the fact that overheads grew less than net sales.

UNITED STATES REGION

The geographic segment referred to in this Annual Report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all sales of pharmaceutical products in the United States Region generated by Berlex Laboratories, Inc. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad and its subsidiaries.

Net sales for the United States Region by subsegment				Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Berlex	1,019	875	+ 16%	79%	79%
Medrad	263	238	+ 11%	21%	21%
Total	1,282	1,113	+ 15%	100%	100%

Net sales for the United States Region by Business Area				Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Gynecology&Andrology	252	187	+ 35%	19%	17%
Specialized Therapeutics	561	485	+ 16%	44%	44%
Diagnostics&Radiopharmaceuticals	460	437	+ 5%	36%	39%
Dermatology	9	4	+135%	1%	0%
Total	1,282	1,113	+ 15%	100%	100%

Net sales

Net sales in the United States Region increased by 15%, rising from €1,113m in 2001 to €1,282m in 2002. This growth was generated by a sharp volume increase (+22%), whereas prices remained almost constant and exchange rate effects were negative (–7%). The increase in sales volumes can be broken down into organic growth of 19% and an acquisition effect of 3%.

Berlex recorded net sales of €1,019m in 2002, as opposed to €875m in 2001; this corresponds to a growth rate of 16%. Medrad’s net sales increased by 11% from €238m in 2001 to €263m in 2002. After adjustment for currency effects, the increase in net sales amounted to 18%. This growth was due to increased sales volumes for vascular injectors (+19%), MR injection systems (+26%), angiography injection systems (+24%) and syringes (+19%).

Net sales by the Specialized Therapeutics business area, which accounted for approximately 55% of Berlex’ total net sales, rose by 16% from €485m in 2001 to €561m in 2002; after adjustment for currency effects, the growth rate was 23%. This growth in net sales is primarily due to increased net sales of Betaseron®, Fludara® and Refludan®. Leukine®, which was acquired in July 2002, contributed €33m to the increase in net sales. Betaseron® recorded net sales growth of 18% in 2002 to €336m, as opposed to €285m in 2001. Fludara® net sales rose 17% to €82m in 2002 (2001: €70m). Refludan®, a cardiovascular product that we acquired in November 2001, contributed €22m of net sales in 2002 (previous year: €3m). In contrast, net sales of Betapace®, market exclusivity for which in the United States expired in April 2000, continued to decline, falling from €95m in 2001 to €55m in 2002.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased by 5% from €437m in 2001 to €460m in 2002. After adjustment for the net sales attributable to Medrad, a slight decrease of 1% was recorded, with net sales falling from €199m in 2001 to €197m in 2002. Net sales of Magnevist® and Ultravist® were the primary reason for this development. Net sales of Magnevist® only increased by 2% (+8% currency adjusted) from €142m in 2001 to €145m in 2002, whereas Ultravist® recorded a decrease of 14% (–8% currency adjusted) from €20m in 2001 to €18m in 2002.

The Gynecology&Andrology business area generated a distinct increase in net sales from €187m in 2001 to €252m in 2002; this corresponds to net sales growth of 35% (+43% currency adjusted). The drivers for this growth were the new products that were successfully launched in 2001: Yasmin® and Mirena®. Yasmin® generated net sales of €95m in 2002 (2001: €17m), while Mirena® contributed €36m in 2002 compared to €13m in 2001. With regard to our hormone therapy activities, by contrast, price adjustments for Climara® could not offset the negative exchange rate effect and lower sales volumes. As a result, net sales decreased from €85m in 2001 to €71m in 2002.

Net sales for our Dermatology business area in the United States Region, which was established in 2000, grew from €4m in 2001 to €9m in 2002. This increase was attributable to our acne treatment product Finevin™, sales of which climbed to €8m in 2002 from €3m in 2001. In June 2002, we terminated our agreement with DUSA Pharmaceuticals on the marketing and development of the Levulan® PDT system.

Segment performance

Segment performance improved by 16% to €366m in 2002, compared with €315m in 2001, and thus grew slightly faster in percentage terms than net sales. This was due in particular to the higher percentage gross profit that resulted from new products with higher gross margins, such as Yasmin®, as well as to the decrease in the costs of marketing and selling compared with net sales. These positive effects were partially offset by the write-off on the development and commercialization rights for Levulan®.

JAPAN REGION

The geographic segment referred to in this Annual Report as the Japan Region comprises the geographical territory of Japan, incorporating the business generated by our Japanese subsidiaries and direct sales by Schering AG to Japanese pharmaceutical companies.

Net sales in the Japan Region by Business Area				Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Gynecology&Andrology	30	29	+ 2%	5%	4%
Specialized Therapeutics	129	145	–11%	22%	22%
Diagnostics&Radiopharmaceuticals	386	451	–14%	67%	68%
Dermatology	34	38	–11%	6%	6%
Total	579	663	–13%	100%	100%

Net sales

Net sales in the Japan Region declined by 13% from €663m in 2001 to €579m in 2002. This development was primarily caused by the weakness of the yen against the euro and the government-imposed price reductions. With sales volumes remaining virtually the same, the decline in net sales resulted from negative exchange rate developments (–7%) and negative price effects (–6%).

In the Diagnostics&Radiopharmaceuticals business area, which accounted for 67% of net sales in this Region in the year under review, net sales decreased by 14% from €451m in 2001 to €386m in 2002. The primary reason for this decline was a decrease in net sales, due to exchange rate effects and price cuts of the X-ray contrast media Iopamiron® and Ultravist®, and of the MRI contrast agent Magnevist®. Radiopharmaceuticals contributed €9m in net sales in 2002.

The Gynecology&Andrology business area recorded a 2% increase (+11% currency adjusted) to €30m in 2002, up from €29m in 2001. Negative exchange rate effects were more than offset by volume increases. The same effects were also seen in relation to Triquilar®, net sales of which rose from €5m in 2001 to €6m in 2002.

Despite slight volume growth, net sales for the Specialized Therapeutics business area declined, due to a sharp decrease in exchange rates and negative price effects. Net sales in the year under review were down 11% (–3% currency adjusted) to €129m (2001: €145m). The increase in net sales of Betaferon® from €15m in 2001 to €23m in 2002 could not offset the decline in net sales of most of the other products.

In the Dermatology business area, net sales decreased by 11%, from €38m in 2001 to €34m in 2002. This is primarily due to negative exchange rate and price effects, coupled with flat sales volumes for the top-selling products in this Business Area, Neriproct® and Nerisona®.

Segment performance

Segment performance declined by 6% from €244m in 2001 to €229m in 2002, thus falling significantly less in percentage terms than net sales. This was largely due to the fact that the costs of marketing and selling declined faster than net sales, as well as to positive effects relating to production costs. The decrease in production costs resulted primarily from more favorable purchase prices for iopamidol, the active ingredient in Iopamiron®, our best-selling product in Japan.

LATIN AMERICA/CANADA REGION

The geographic segment referred to in this Annual Report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean and Canada. Brazil, Mexico, Canada, Colombia, Argentina and Venezuela were the six strongest sales markets in this Region in the period under review. We generated 7% of Group sales and 84% of segment sales in these countries in 2002.

Net sales in the Latin America/Canada Region by Business Area				Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Gynecology&Andrology	292	340	–14%	68%	67%
Specialized Therapeutics	73	84	–14%	17%	16%
Diagnostics&Radiopharmaceuticals	33	45	–26%	8%	9%
Dermatology	26	33	– 21%	6%	6%
Other sources	6	9	–31%	1%	2%
Total	430	511	–16%	100%	100%

Net sales

Net sales in the Latin America/Canada Region declined by 16% from €511m in 2001 to €430m in 2002. This development was heavily influenced by the substantial fall in exchange rates against the euro in nearly all countries in this Region. After adjustment for currency effects, net sales actually rose by 12% due to price effects.

In Argentina, net sales plummeted by 62% as a result of the sharp fall in the Argentinian peso and the ongoing economic crisis for a total of €28m in 2002 (2001: €75m). This decrease was due to a fall in sales volumes (–18%) and extremely negative exchange rate effects (–80%), which were only partially offset by positive price effects (+36%). Net sales in Brazil decreased by 10% from €137m in 2001 to €124m in 2002; positive price and volume developments (+17%) were unable to compensate for the highly negative development in exchange rates (–27%). In Venezuela (–29%) and Mexico (–12%), net sales also declined as a result of negative exchange rate and volume effects. In Colombia, net sales climbed from €37m in 2001 to €38m in 2002 (+4%). Canada recorded slight growth in net sales (+3%), rising from €66m in 2001 to €68m in 2002.

The Gynecology&Andrology business area recorded a 14% decline in net sales from €340m in 2001 to €292m in 2002. Mirena® (+€2m), Mirelle® (+€2m) and Miranova® (+€1m) performed particularly well in view of the difficult economic situation in the Region. Diane® almost offset negative exchange rate effects (–24%) with encouraging volume growth (+15%) and price developments (+8%). In contrast, net sales of Microgynon®, Meliane® and Triquilar® declined by 19%, 18% and 27% respectively, mainly as a result of exchange rate effects.

Net sales in the Specialized Therapeutics business area declined by 14% from €84m in 2001 to €73m in 2002. Net sales of Betaferon® decreased from €47m in 2001 to €43m in 2002, since negative exchange rate effects (–22%) were only partially offset by volume and price increases (+15%). Net sales of Androcur® decreased substantially due to competitive pressure from generics, from €17m in 2001 to €11m in 2002. In contrast, net sales of Fludara® rose 4% from €8m in 2001 to €9m in the year under review.

In the Diagnostics&Radiopharmaceuticals business area, net sales declined substantially (26%) from €45m in 2001 to €33m in 2002. The main reason for this negative development was the decline in net sales of Iopamiron®, which fell 33% from €26m in 2001 to €17m in 2002. This is mainly due to lower sales volumes in Mexico and negative exchange rate effects in Argentina and Brazil.

Net sales in the Dermatology business area fell 21% from €33m in 2001 to €26m in 2002. This change was mainly due to a decline in net sales of Nerisona® (–€2m) and Travogen® (–€2m).

Segment performance

Segment performance declined by 16% from €170m in 2001 to €143m in 2002. The decrease in segment performance thus corresponds to the percentage decline in this Region’s net sales. The slight increase in production costs compared with net sales was offset by the slight decrease in the costs of selling compared with net sales.

ASIA/MIDDLE EAST REGION

The geographic segment referred to in this Annual Report as the Asia/Middle East Region comprises the countries of Asia (with exception of Japan), and of the Near and Middle East, Egypt, Libya and the Sudan. In the period under review, South Korea, China and Indonesia were the three top-selling markets in the Region, accounting for 46% of segment sales.

Net sales in the Asia/Middle East Region by Business Area				Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Gynecology&Andrology	93	81	+15%	42%	38%
Specialized Therapeutics	30	27	+ 8%	13%	13%
Diagnostics&Radiopharmaceuticals	77	77	0%	35%	36%
Dermatology	14	15	– 3%	6%	7%
Other sources	10	13	– 27%	4%	6%
Total	224	213	+ 5%	100%	100%

Net sales

Net sales in the Asia/Middle East Region increased by 5% from €213m in 2001 to €224m in 2002. This positive development was the result of increased sales volumes (+11%), which were partially offset by negative price developments (–4%) and exchange rate effects (–2%). In South Korea, net sales rose 15% in 2002 despite adverse exchange rate effects, from €54m in 2001 to €62m. Thailand also recorded a strong increase in net sales (11%), from €15m in 2001 to €17m in 2002. In Indonesia, by contrast, higher sales volumes and stable exchange rates only partially offset negative price developments. As a result, net sales decreased 6%, from €20m in 2001 to €18m in 2002.

In the Gynecology&Andrology business area, net sales rose by 15% from €81m in 2001 to €93m in 2002. Factors contributing to this increase included our new products Yasmin® (+€2m) and Mirena® (+€2m). The net sales increases recorded for Diane® (up 23% to €17m) and Femovan® (up 13% to €13m) were primarily due to increases in sales volumes, which were partially offset by slightly negative exchange rate developments.

Net sales in the Specialized Therapeutics business area rose by 8% from €27m in 2001 to €30m in 2002. This increase is due in particular to positive volume developments for Betaferon® and Bonefos®. Net sales of Betaferon® rose €7m in 2001 to €9m in 2002. In the case of Bonefos®, net sales increased from €5m in 2001 to €6m in 2002.

In the Diagnostics&Radiopharmaceuticals business area, net sales amounted to €77m in 2002, in line with last year’s level. Volume increases (+8%) were compensated by adverse price developments (–5%) and exchange rate effects (–3%). Net sales of Ultravist®, which accounted for approximately 72% of diagnostics sold in this Region in 2002, rose from €53m in 2001 to €55m in 2002. Net sales of Magnevist® in 2002 amounted to €14m, as in the previous year, since adverse price and exchange rate developments offset higher sales volumes.

In the Dermatology business area, net sales declined in 2002 compared to 2001 by 3%, from €15m to €14m. Positive price effects only partially compensated for a slight decline in sales volumes and negative exchange rate effects. Increased net sales of Skinoren® and Advantan® were unable to offset the overall negative development in this Business Area.

Segment performance

Segment performance increased by 14% from €72m in 2001 to €82m in 2002. This was due to net sales growth of 5%, as well as to the fact that both the costs of selling and production rose less than net sales.

OTHER ACTIVITIES

The Other Activities segment primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.

Net sales by Other Activities				Schering AG Group
		€m	Change		% of total
	2002	2001	from 2001	2002	2001
Pharmaceutical chemicals	121	118	+ 3%	80%	74%
Other	30	41	–26%	20%	26%
Total	151	159	– 4%	100%	100%

Net sales

Net sales by the Other Activities segment declined by 4% in 2002 compared to the previous year, from €159m to €151m. Net sales of pharmaceutical chemicals increased by 3% to €121m in 2002 from €118m in 2001. This was primarily due to volume increases for a number of active ingredients and intermediates, which offset negative exchange rate effects.

At €30m, net sales by the Other subsegment were 26% down on the previous year’s figure of €41m. This was primarily due to lower net sales from sales partnerships and the discontinuation of toll manufacturing by Other Activities. We are now using this capacity ourselves as part of our Global Production Strategy.

Segment performance

Segment performance declined by 6% from €80m in 2001 to €75m in 2002. This decrease was primarily due to lower net sales, as well as to higher administration costs compared with net sales.

Liquidity and Capital Resources

Overview

The Schering AG Group’s cash and cash equivalents as of December 31, 2002, amounted to €408m (December 31, 2001: €192m). As of December 31, 2002, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less bank loans and overdrafts) of €566m, compared with €62m as of December 31, 2001. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, and as of December 31, 2002, amounted to €439m (December 31, 2002: €911m). The substantial increase in the net cash position was attributable to proceeds from the disposal of Aventis CropScience in the amount of €1.5 billion. Apart from acquisitions, this increase was partially offset by a one-time payment of €500m (2001: €300m) to the Schering Altersversorgung Treuhand Verein (referred to in the following as the Schering Pension Trust).

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2003, including capital expenditures, research cooperation projects, debt service and dividends.

Operating activities

Cash flows before working capital changes totaled €749m, an increase compared to 2001 (€653m). Cash flows from operating activities declined 13% from €670m in 2001 to €584m in 2002, mainly as a result of increased inventories.

Investing activities

Cash flows from investing activities amounted to €685m in 2002, compared with cash flows used in investing activities of €217m in 2001. This increase was mainly attributable to proceeds from the disposal of assets of €1,601m, particularly from the sale of our interest in Aventis CropScience.

Financing activities

Cash flows used in financing activities amounted to €1,031m in 2002, compared with €535m in 2001, and mainly related to the one-time contribution of €500m to the Schering Pension Trust, the purchase of treasury shares in the amount of €234m in connection with a capital reduction and the acquisition of Collateral Therapeutics, and the distribution of a dividend in the amount of €164m (2001: €198m).

Borrowings

Bank loans and overdrafts as of December 31, 2002, amounted to €91m, compared with €233m on December 31, 2001. €53m of these liabilities have a maturity of less than one year (2001: €188m).

Capital Expenditures

Capital expenditures 2002	Schering AG Group
Function	€m	in %
Production/Quality assurance and environmental protection	157	56%
Research and development	59	21%
Marketing and selling	54	19%
Other functions	11	4%
Total	281	100%

We generally fund capital expenditures out of cash flows from operating activities.

Capital expenditures on property, plant and equipment totaled €281m in 2002, compared with €229m in 2001. 55% of expenditures in 2002 related to Germany, 12% to other countries in the European Union, 16% to the United States and 3% to Japan.

21% of our capital budget was spent on research and development, and 56% on production as well as quality assurance and environmental protection. Marketing and selling as well as Other functions accounted for 23% of our investment budget. We continued consolidating the formulation and packaging of liquid and solid dosage forms, previously spread across two sites, at one site in Berlin.

We will increase capital expenditures to an anticipated total of €300m in the course of 2003. In Berlin, we will continue the construction of a substance library to support automated drug discovery as well as progressing with our plans for a new research building. At our Bergkamen site, we will push the expansion of our chemical and microbiological production capacity for active ingredients in order to improve our ability to meet future demands for our products. In Europe, we are continuing the planning and implementation of additional production capacities at our pharmaceutical production plants in Weimar, Germany, and Lys-Lez-Lannoy, France. In Finland, we will progress with construction of a development and production facility for our innovative DELVIVO™ drug delivery technology. This technology allows the active ingredients of drugs to be administered in regular amounts over longer periods of time. In Richmond, California, we will expand our biotechnology development plant.

Capital expenditures in the coming years are expected to remain at the same level as 2003. This will enable us to meet the challenges posed by increased demand, changing regulatory standards and technological developments.

Research and Development

Our global expenses on research and development rose 10% from €864m in 2001 to €947m in 2002. This equaled 19% of Group sales.

€755m (80%) of our R&D expenses can be attributed to specific projects, and can be divided by Business Area as follows: Gynecology&Andrology 23%; Specialized Therapeutics 43%; Diagnostics&Radiopharmaceuticals 18%; Dermatology 8%.

Project-related R&D expenses	Schering AG Group
€m	2002	2001
Gynecology&Andrology	175	172
Specialized Therapeutics	327	283
Diagnostics&Radiopharmaceuticals	137	121
Dermatology	57	36
Other research projects	59	40
Total	755	652

R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management, and indirect costs incurred in order to comply with regulations for registration.

In 2003, research and development expenses expressed as a percentage of net sales are likely to remain at the high level recorded in 2002.

Selected research and development projects
Project	Status	Indication
Gynecology&Andrology
Climara Pro™	U.S.: submitted for registration	Patch containing a combination of estradiol and levonorgestrel for the treatment of climacteric complaints and osteoporosis prevention; only needs to be renewed once a week
Climarelle™	Phase III	Patch with a particularly low estrogen dose for continuous estrogen therapy in the treatment of climacteric complaints and osteoporosis prevention
Endometrion®	EU: submitted for registration	Oral dienogest-containing product for the treatment of endometriosis (proliferation of endometrial tissue outside the uterus)
FC patch	Phase III	Estrogen/gestagen combination; once-weekly transdermal application
Testosterone undecanoate	EU: submitted for registration	Testosterone replacement injection therapy for men; guarantees a stable testosterone level for three months
Oxybutynin vaginal ring	Phase II	Innovative technology for the treatment of urge incontinence in women
Yasmin®20	Phase III	Lower-dose variation of the oral contraceptive Yasmin® containing ethinylestradiol and drospirenone
Specialized Therapeutics
Fasudil Oral	Phase II	Active ingredient for the oral treatment of angina pectoris
AGT-MI	Phase II/III	Uses FGF-4 gene in angiogenesis therapy (AGT) for coronary heart conditions in order to encourage the formation of new blood vessels to produce a “bio-bypass”
Leukine®	Phase II

Genetically engineered growth factor GM-CSF. Used in hematological oncology to strengthen and rebuild the immune system. Leukine® is currently in clinical development for the treatment of Crohn’s disease.

Mesopram™	Phase II	PDE IV inhibitor for the oral treatment of MS
MS-209	Phase III	Treatment of solid tumors in breast cancer and non-small-cell lung cancer
Spheramine	Phase II	Consists of human cells that are attached to microcarriers and produce dopamine; used for cell therapy in Parkinson’s disease
VEGFR inhibitor	Phase III	Oral anti-angiogenic substance designed to stop blood vessels from branching off to supply tumor tissue
Zevalin®	EU: submitted for registration	Yttrium-90-labeled monoclonal antibody for the radioimmunotherapy of non-Hodgkin’s lymphoma
Diagnostics&Radiopharmaceuticals
Dopascan™	EU: submitted for registration	Radiopharmaceutical product used to diagnose and assess the severity of Parkinson’s disease
Eovist® *	EU: submitted for registration U.S.+Japan: Phase III	Highly specific MRI contrast agent for the imaging, detection and characterization of liver tumors and lesions
MS-325	Phase III	MRI contrast agent based on gadolinium with a high signal intensity and a prolonged retention time in the bloodstream; simplifies imaging of the entire vascular system
Supravist®	Phase III	MRI contrast agent for angiography
Dermatology
Tisocalcitate	Phase II	Topical active ingredient for the treatment of mild to moderate forms of psoriasis

* trademark under review

More detailed information can be found in the section “Activities of our Business Areas”.

Acquisitions and Divestitures

As part of our strategy, we seek to acquire both product rights and small to medium-sized enterprises in order to expand our product portfolio,

  acquire promising technical innovations, and

  strengthen our presence in key geographical markets.

  We dispose of assets or businesses from time to time that we decide do not belong to our core business.

  Acquisitions

  In July 2002, we acquired the marketing and production rights for Leukine®, a product used in hematological oncology. At the same time, we took over the rights to the Phase II-development project for the use of Leukine® in Crohn’s disease. The acquisition cost for the entire transaction amounted to approximately €415m.

  In July 2002, we acquired the U.S. biotech company Collateral Therapeutics, Inc., using our ADRs traded on the New York Stock Exchange as payment for the first time. The total value of ADRs issued on July 2, 2002, the date on which the shareholders of Collateral Therapeutics approved the offer, amounted to €148m. Collateral Therapeutics is a leader in the discovery and development of innovative gene therapy products for the treatment of cardiovascular disease.

  In July 2002, we also acquired the Finnish company MAP Medical Technologies Oy. MAP specializes in the development, manufacture and marketing of radiopharmaceuticals for improving the diagnosis and therapy of cancer, as well as neurodegenerative diseases.

  Divestitures

  At the beginning of June 2002, we sold our 24% stake in Aventis CropScience to Bayer AG for €1.5 billion. This divestment allows us to concentrate on our core business, thereby generating a sustained improvement in our company value.

  In May 2002, we sold the general practitioner division of our subsidiary Asche AG to the Italian company Chiesi Farmaceutici S.p.A. as part of the strategic reorganization of the Schering AG Group’s German companies. In connection with this divestment, Asche AG was renamed AWAG Arzneimittelwerk Altona AG.

  In Finland, we reorganized our business. Leiras products with relevance for our global business will be marketed by our subsidiary Schering Oy as of 2003. Leiras products that we consider non-strategic for our global business remain with our former subsidiary Oy Leiras Finland AB, and we reduced our interest in this company to 49% as of December 31, 2002.

  Restructuring Program

  In the course of implementing our Global Production Strategy (GPS) we continued to restructure our worldwide pharmaceutical production. The project aims at creating a more efficient, more flexible, more market-demand driven and thus more competitive manufacturing network within our global supply chain. The program is composed of several sub-strategies which are focused on improving our production of active ingredients and of pharmaceutical, radiopharmaceutical and biotechnological products.

  In 2002, the consolidation of our chemical production of active ingredients at two sites was completed. For our pharmaceutical production sites, this process is ongoing and is expected to be finished by the end of 2004. It will result in a network of 14 production sites worldwide, nearly all of which will be specialized in a single dosage form (liquids, solids or semisolids).

  We have set up provisions totaling €17m for future restructuring measures within the framework of our GPS.

  We are continuing with an additional program aimed at optimizing internal structures and processes at the remaining production sites. One example of this is the consolidation of our two production sites in Berlin for the formulation and packaging of liquid and solid dosage forms at our Berlin-Wedding facility by the end of 2004. In 2003 and 2004, implementation costs totaling approximately €33m and capital expenditures of €12m will be expensed in relation to this restructuring program.

  It is the overall objective of all programs to enable us to cope with increasing production volumes, to optimize capacity utilization in our manufacturing facilities, to reduce capital expenditure and inventories and to allow for a more flexible and rapid response to fluctuations in demand in our markets.

  Quality, Environment and Safety

  We are subject to extensive regulation in the fields of quality and environmental, health and safety matters in the countries where we manufacture and sell our products. We expect such regulations to become increasingly stringent in the future. Changes in applicable laws repeatedly require us to install additional emission controls, make significant alterations to our manufacturing processes, or clean-up contamination at facilities where such remediation has previously not been required. Environmental regulations could also impact our business by restricting or prohibiting the distribution of our current products and forcing us to increase research and development spending. In the normal course of our business, we are exposed to the risk of possibly releasing pollutants into the environment that could cause personal injury or property damage, and that could entail substantial clean-up measures.

  We have obtained all essential quality, environmental and safety permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with all relevant environmental, health and safety laws. The maintenance of high standards of protection and performance in these areas forms an integral part of our operations. Our internal audit systems and our participation in the Responsible Care program, a voluntary commitment by, for example, the Verband der Chemischen Industrie (VCI –German Chemical Industry Association) ensure continuous improvements in these areas.

  Our Integrated Management System (IMS) and the corresponding adaptation of our organizational structures enable us to optimize the processes used to ensure compliance with quality, environmental protection and safety obligations. This Group-wide management system describes the standards for quality, environmental protection and safety, that apply in our globally-operating company. It takes into account both regional differences and the requirements of the international standards ISO 9001 (for quality) as well as ISO 14001 and EMAS (for environmental protection).

  We are responsible for cleaning up certain sites that have been contaminated by the release or disposal of pollutants from former operations. In some cases, this liability is shared with others who are responsible for the contamination. Given our long history as a manufacturing enterprise, there may be other sites where we would be obliged to take over part or all of the clean-up costs.

  We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these will not have a material adverse effect on our operating profit, our liquidity, or the Group’s overall financial position.

  Our Responsible Care program for the coming years focuses on the areas of Product Stewardship, Occupational Safety, Environmental Protection, Plant Safety and Dialog. Our objective is to achieve either ISO 14001 certification or Eco Management and Audit Scheme (EMAS) validation for all production sites.

  The following table shows the current status of selected goals of our Responsible Care program:

Responsible Care program
Area	Selected goals for 2002 to 2005	Status
Product Stewardship	To influence our customers’ waste disposal behavior	2003
	To expand the demands on suppliers, service providers and distributors to include ecological criteria	complied
	To integrate ecological criteria into packaging development	2003
Occupational Safety	To reduce the number of accidents at Schering AG to less than 7 per 1,000 employees	complied
Environmental Protection	To keep Schering AG’s CO2 emissions at the 1999 level To keep Schering AG’s waste volumes and energy and water use at the 1999 level	by 2005 by 2005
Plant Safety	ISO 14001 certification (environmental management)
	Germany (Weimar, Bergkamen*, Jena), Finland, Brazil, Italy	complied
	Spain, France, Colombia, Medrad/USA, Berlin/Germany	2004
Dialog	Publication of Group environmental report “On the Way to Sustainable Development”	complied
* also validated in accordance with Eco Management and Audit Scheme (EMAS)

  We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2003 and subsequent years. In 2002, our operating and maintenance costs in the field of environmental protection and safety totaled €74m (2001: €65m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €15m (2001: €5m).

  We estimate that operating and maintenance costs for safety and environmental measures will rise to between €75m and €80m annually by 2007. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €8m and €14m annually over the same period.

Expenses for environmental protection and safety 2002	Schering AG Group
€m
Safety, clean-up, miscellaneous	17
Environmental protection departments	8
Recycling, processing and disposal	49
Operating costs	74
Capital expenditure on environmental projects	15

  Risk Management Report

  The principles of the Group’s system for the detection and monitoring of business risks are stipulated in a risk management policy approved by the Executive Board. This policy covers several early risk recognition systems such as strategic and Operational controlling, Corporate Auditing and Drug Safety. In addition, certain risk zones have been defined which are subject to special, systematic monitoring in order to detect immanent risks; corresponding reports are prepared regularly and sent to a commission set up specifically for this purpose. Furthermore, those responsible for the individual risk-monitoring systems and risk fields also regularly informed the Executive Board on their findings. In this context, no risks have been identified that would endanger the continued existence of the Schering AG Group either in the period under review or thereafter.

  In 2002, as part of timely, intra-year reporting, Operational Controlling reported to the Executive Board both at regular intervals and on occasion about variances between planned and actual business developments, and specified the identified risks. These reports paid particular attention to the impact of exchange rate trends on the expected development of the Group’s results. In addition, the potential impact of the special problems in the fiscal year 2002, which were the delay in approval for hormone replacement products as well as the overall health policy environment, on business developments were analyzed. Medium- and long-term strategic goals were taken into account to a greater extent than was previously the case in operational planning, while identified risks at an operational level were reflected in our strategic goals. Therefore the potential risks were prioritized and processed.

  During the period under review, Corporate Auditing carried out audits worldwide in line with the audit plan approved by the Executive Board. Audits were performed on functional units of Schering AG, subsidiaries and representative offices, as well as processes. The focus was on the efficiency of structures and workflows, safeguarding assets, risk management, compliance with legal and corporate requirements, and the functionality and orderly use of systems.

  As part of its ongoing risk assessment system, finance and foreign exchange management used derivative financial instruments to manage currency exposure and interest rate risks. Risks were assessed using a simulation system based on historical data. At all times, the resulting risks were within the limits stipulated by the Executive Board. To minimize credit risk, hedge transactions were only performed within fixed limits and with excellent credit-worthy banks.

  The safety of products marketed by the Group is monitored continuously in accordance with international standards. This also applies to products that are still in the development phase. The central elements of drug safety consist of a centralized global system for the registration and evaluation of suspected adverse drug reactions, plus an ongoing assessment of benefits and risks. The goal is to recognize potential risks as early as possible in order to initiate suitable preventive measures. The process is supported by an electronic database and standardized decision-making processes throughout the Group.

  An IT-based, cross-functional risk management system for production and logistics was implemented in 2002 in order to improve the aggregation and consolidation of risks within the supply chain. This is used to perform four-stage assessments of the potential damage and probability of occurrence of defined risk fields. Based on the assessments, management then introduces appropriate measures, the implementation of which is closely monitored. A dedicated product supply risk control officer is responsible for regular risk assessment and the monitoring of the relevant measures in this area, working in close cooperation with a network of line managers.

  Risk assessment covers active ingredient and pharmaceutical production, including packaging, as well as the procurement of raw materials and purchased goods, warehouses, distribution and transport. No risks were discovered that might endanger the continued existence of the Group.

  In addition, all products as well as the materials used in their manufacturing are continuously tested for conformity with specifications for quality, purity, composition and stability by the relevant functional departments. Thereby same standards are used worldwide. Our products meet very strict internal and external quality requirements.

  An Integrated Management System (IMS) for quality, environmental protection and safety ensures compliance with all statutory and regulatory requirements. A continuous improvement process ensures the ongoing optimization of the system. Please refer to the section of the Management Report entitled “Quality, Environment and Safety” for further details.

  The demands on risk management in the field of information technology have increased considerably, due to shortened IT innovation cycles, a growing degree of interaction and interconnection between information systems as well as increasingly strict legal requirements on the integrity of information systems in the pharmaceutical industry.

  The tasks relating to this area have been centralized in the Corporate IT Risk Management department. In 2001 and 2002, the foundations for continuous, sustained corporate IT risk management were established with the creation of a global IT risk management organization, the development of a master plan and periodic reporting.

  Based on this, Group-wide risk management analyses are performed by Corporate IT and measures are taken to minimize the identified risks.

  On the basis of the risk reports submitted to the Executive Board during the period under review, it is noted that the Schering AG Group has a comprehensive, effective risk management system that meets all requirements. This system warns management in due time of risks as they arise, enabling appropriate risk control measures to be taken.

  Forecast 2003

  We expect the Schering AG Group to record high single-digit growth in net sales after adjustment for exchange rate effects. We are forecasting increases in net sales in local currencies for all Regions, with growth in the U.S. being particularly pronounced.

  The key drivers for this increase in net sales include our successful products Yasmin® and Mirena®, as well as the anticipated continued positive development of our leading product Betaferon®.

  We expect an increase in net profit in the high single-digit range in comparison to the net profit of 2002 excluding the positive one-time effects.

  However, this increase will not yet be apparent in the first two quarters of 2003. Since the exchange rates for the US dollar, yen, and important Latin American currencies weakened over the course of 2002, the forecasted increase will first materialize in the second half of 2003.

  As a consequence of our high rate of production-capacity utilization, we have allocated approximately €300m in capital expenditure to expand our production facilities.

  We will continue to implement our growth strategy in 2003:

    In the Gynecology&Andrology business area, we will further expand our leading role in female fertility control and extend this expertise to the field of male fertility control. In addition, we will increase our market presence with our innovative products for the treatment of climacteric complaints.

    In the case of Specialized Therapeutics, we aim to increase acceptance of high-dose MS therapy with Betaferon® through a range of activities and increased communication with physicians and patients. In the field of hematological oncology, our goal is to ensure a strong market position with our homogeneous product portfolio.

    In the Diagnostics&Radiopharmaceuticals business area, we are focusing on consolidating our global leading position in the markets for MRI contrast agents.

    With regard to Dermatology, we will focus on the indications of eczema, acne and psoriasis and promote our business in our key markets.

  We intend to realize the opportunities open to us to consolidate and expand our leading positions in specialized markets.

  Proposal for the Appropriation of Profits

  In 2002, Schering AG distributed a dividend of €0.83 per share for fiscal year 2001. For fiscal year 2002, the Executive Board will propose to the General Meeting to distribute a dividend of €0.93 per share from the unappropriated retained earnings of €217m, and to transfer the remainder of €34m to other retained earnings.

  Potential Risks

  In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

  Financial Statements of Schering AG (condensed)

€m

Balance sheet	Dec. 31, 2002	Dec. 31, 2001
Intangible assets	283	150
Property, plant and equipment	518	521
Financial assets	1,544	1,842
Fixed assets	2,345	2,513

Inventories	660	543
Receivables and other assets	556	545
Marketable securities, cash and cash equivalents	703	235
Other non-current and current assets	1,919	1,323

Balance-sheet total	4,264	3,836

Net equity	1,392	1,200
Special tax-allowable reserves	208	212
Provisions	1,717	1,412
Liabilities	947	1,012
Balance-sheet total	4,264	3,836

Income statement	2002	2001
Net sales	2,280	2,179
Cost of sales	– 914	– 814
Cost of marketing/selling, administration, research	–1,303	–1,160
Other operating income and expenses	123	92
Operating profit	186	297

Financial result	34	28
Extraordinary result	302	—
Income taxes	– 90	–124
Net profit	432	201
Transfers to retained earnings	–215	– 37
Unappropriated retained earnings	217	164

  The Financial Statements of Schering AG, audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Federal Journal and filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin, Germany.

  A copy of the Financial Statements of Schering AG may be obtained free of charge by writing to:
  Schering AG
  Corporate Communication
  D-13342 Berlin
  Germany

  Additional Information on the Financial Year

  Activities of our Business Areas

  2002 was marked by the success of our well-positioned products as well as the launch and establishment of new products worldwide.

Sales by Business Area 2002	Schering AG Group
Gynecology&Andrology	32%
Specialized Therapeutics	33%
Diagnostics&Radiopharmaceuticals	28%
Dermatology	4%
Other Sources	3%
Total	100%

  GYNECOLOGY&ANDROLOGY

Gynecology&Andrology Sales 2002		Schering AG Group
		Change	Share of
	€m	from 2001	Group Sales
Total	1,613	+ 7%	32%
thereof:
Fertility control	1,256	+12%	25%
Hormone therapy	350	– 9%	7%

  In 2002, the Gynecology&Andrology business area accounted for 32% of Group sales. A strong growth of 20% based on local currencies was recorded in fertility control, in particular our key products Yasmin® and Mirena®. Both products helped us to expand our leading global position in this area.

  Sales in the hormone replacement therapy business remained at –1% after adjustment for currency effects, largely unchanged compared to the previous year. Business was impacted by a debate on the benefits and risks of hormone replacement therapy (HRT) as well as price adjustments for Climara®, our leading product in this field.

  We aim to continue growing in both these fields by leveraging market potential for established products and introducing new products. Approval for Angeliq® in the Netherlands, which was granted in December 2002, was a key step towards achieving this. We expect to receive approval in other EU Member States in the course of 2003. This will extend our drospirenone product group, which includes Yasmin®, in Europe. In addition, we have acquired the marketing and sales rights for Testogel®, which is used to treat testosterone deficiency (hypogonadism) in men. A hormonal fertility control for men, which is being jointly developed with Organon, the pharmaceutical business unit of Akzo Nobel nv, should help improve our portfolio.

  Fertility control

  Our new oral contraceptive (OC) Yasmin® increased its market share in all the countries in which it was offered. As of the end of 2002, we had introduced Yasmin® in a total of 23 countries. In Europe, the overall OC market share of Yasmin® has already reached double digits in several countries. In the United States –one of our key strategic markets –new prescription shares of Yasmin® rose to 6.2% as of December 2002, compared to 3% at the end of 2001. Yasmin® is now one of our ten top-selling products. The market launch of Yasmin® in further European countries, scheduled for the coming months, will generate additional sales growth.

  The already high global acceptance for our gestagen-releasing IUD Mirena® continues to rise, primarily because it represents a reliable method of long-term family planning and a safe alternative to sterilization. Mirena® is now also one of our top-ten products.

  Hormone therapy

  In January 2002, we received first approval in France for the new hormone replacement therapy Avaden®. Following this, approval was granted in further European countries as part of the mutual recognition procedure. Avaden® is a sequential combined oral therapy that relieves menopausal symptoms and protects against osteoporosis.

  Our innovative product Angeliq® was granted first approval by the Dutch Medicines Evaluation Board in December 2002, laying the foundations for us to strengthen our portfolio for hormone replacement therapy for women in Europe. Angeliq® is a combination preparation for the treatment of menopausal symptoms and combines the properties of estrogen and drospirenone. The properties of the gestagen drospirenone are significantly different to those of the gestagens previously available on the market for the treatment of menopausal complaints: its pharmacological profile imitates progesterone, which occurs naturally in women’s bodies, thus countering symptoms such as estrogen-related water retention. In the United States, approval for Angeliq® as well as for our hormone replacement patch Climara Pro™ was initially not given by the U.S. Food and Drug Administration.

  The discontinuation of a U.S. study on a competitor’s product in July 2002 sparked off a public debate on the benefits and risks of hormone replacement therapy. The study intended to show whether hormone replacement preparations offer protection against cardiovascular disorders. However, the interim analysis, that lead to the premature discontinuation, revealed that in the patient group treated with a combination of estrogen and gestagen the risk of developing cardiovascular disorders slightly increased. In addition, the authors of the study concluded that the use of the preparation could increase the risk of breast cancer. The active ingredients used in the study are not used in any of the products we market. The study was and is scientifically criticized by us and medical associations. Several of the described additional risks can be attributed in part to the study design. One distinct point of criticism is, for example, the old-age of the study participants who typically would lack climacteric complaints. However, the prescription of products for hormone replacement is explicitly designed for such complaints. This had not been included in the benefits and risks evaluation. The necessity of treating climacteric complaints still exists.

  Andrology

  The treatment of testosterone deficiency in men is an important business field for Schering AG. Testosterone deficiency can have grave consequences for an individual’s health, and drastically reduce quality of life (e.g. reduced libido, decreased bone density, loss of muscle mass, depression). Our product Testoviron®-Depot is already the most frequently used injection preparation worldwide for androgen therapy in men.

  In July 2002 we received the rights to market and sell Testogel®, the first preparation for the treatment of testosterone deficiency in form of a gel, in a majority of European countries. In France, Besins International will continue to sell the product. Starting in 2003, we will launch Testogel® in a number of European countries. Testogel® and the development of new androgens such as testosterone undecanoate will help us to further expand our market position in the area of testosterone treatment. In December 2002, we submitted testosterone undecanoate for registration in Europe. This depot preparation has the advantage of only needing to be injected in three-month intervals, and guaranteeing a constant testosterone level during this period.

  In November 2002, Schering AG agreed to a cooperation with Organon to jointly develop a hormonal method of male fertility control. The aim of this alliance is to develop a product for users in the European and U.S. market that is reliable, reversible and acceptable. Cooperation has already begun with the preparation of a multicentric phase II study, and should be concluded in five to seven years with the approval of a first product.

  SPECIALIZED THERAPEUTICS

Specialized Therapeutics Sales 2002		Schering AG Group
		Change	Share of
	€m	from 2001	Group sales
Total	1,637	+10%	33%
thereof:
Central nervous system	873	+13%	17%
Oncology	414	+19%	8%
Cardiovascular	192	–12%	4%
Miscellaneous	158	+ 3%	3%

  In the Specialized Therapeutics business area –which at 33% contributed the largest share to Group sales for the first time –we strengthened already established products. We also acquired new products and pushed key development projects. Our goal is to use innovative technologies to develop treatment options for as yet untreatable diseases. At the same time, we want to offer physicians and patients alternative treatment options.

  The treatment of multiple sclerosis (MS) is a high priority here. Betaferon®, our leading product, continued to achieve dynamic sales growth (+15%). Above-average sales growth was also recorded in oncology. The acquisitions of Leukine® and the U.S. company Collateral Therapeutics, Inc. improved our future prospects in Specialized Therapeutics.

  Central nervous system

  Through a series of activities for MS patients, we were able to improve the application of Betaferon®, therefore consolidating our market position. Acceptance of Betaferon® by patients and physicians is rising continuously –the product generated sales increases in all Regions. One contributory factor was the introduction of our room-temperature stable formulation of Betaferon® in the United States in May 2002. The demand for more comfortable yet still highly effective MS treatments has been confirmed. European approval for this product variant was received in December 2002. This formulation of Betaferon® can be stored at room temperature for up to three months. It is our latest innovation in treatment optimization for MS patients.

  In addition, we introduced two autoinjectors –Betaject® and Betaject® light –to make Betaferon® application even easier. Use of these application aids reduced previous injection side effects such as skin irritation and swelling by up to 60%. These injectomats are already used by more than 90% of Betaferon® patients.

  We are breaking new ground in the support of MS patients by establishing so-called B.E.T.A. centers, which offer patients with MS and nurses information, communication and advice. In 2001, the first centers opened in the U.S. In addition, the ACT Program (Action for Choices in Treatment) offers MS patients support in their treatment. With the help of a comprehensive concept offering relevant information and psychological support, the program helps patients find their individual therapeutic approach and to cope with their illness.

  In March 2002, the results of long-term Betaferon® treatment were presented in a twelve-year follow-up study –the longest period for which beta interferon treatment has ever been studied. Patients’ data demonstrated very good tolerance. In addition, early and prolonged treatment of MS with Betaferon® leads to a sustained improvement in patients’ health.

  In April 2002, the two-year results of the Independent Comparison of Interferons (INCOMIN) study were published. According to the results, high dose, high frequency Betaferon® treatment (interferon beta 1b) is superior to treatment with interferon beta 1a, which is administered intramuscularly at lower doses once a week. This applies with respect to both clinical and MRI parameters. In addition, the study proves that the positive effects of Betaferon® treatment strongly increase over time.

  In 2002, we initiated two new Betaferon® studies: the BENEFIT study (Betaferon® in newly emerging multiple sclerosis for initial treatment) investigated, whether earlier use of Betaferon® can have a positive effect on the progress of the disease; we also began the program BEYOND (Betaferon efficacy yielding outcomes of a new dose), part of which is a study covering more than 2,000 relapsing-remitting MS patients, making it the largest study of its kind. This study compares the standard Betaferon® dose with a new regime that involves even higher dosages. In the course of the year, a further comparative treatment arm that tests Betaferon® in its current dosage against the active substance glatiramer acetate was added to the study.

  Schering AG has also made progress developing new therapeutic approaches for oral active substances for MS treatment. A promising approach is Mesopram™, a phosphodiesterase inhibitor (PDE-IV inhibitor), which is capable of preventing T-cells from activating macrophages. This substance is being tested in Phase II clinical trials.

  In June 2002, we agreed to a collaboration with the Australian research network Neurosciences Victoria for an initial period of three years, to develop innovative approaches for the treatment of neurodegenerative diseases and new imaging agents. The focus of this research program is on new molecular targets for the treatment of serious neurological diseases such as stroke, multiple sclerosis, Alzheimer’s disease and Parkinson’s disease.

  Oncology

  In the area of hematological oncology, we further improved the positioning of our products for the treatment of different forms of leukemia and other hematological disorders. The new formulation of Fludara®, Fludara® Oral, has a positive market acceptance. This oral formulation has already been approved in most EU countries and 16 other countries. Fludara® Oral makes treatment more convenient, particularly for older patients. In February 2003, we received approval for Fludara® in Europe as a first-line treatment for chronic lymphocytic leukemia (CLL).

  In addition to Fludara®, marketing of Campath® (trade name in Europe: MabCampath™) also contributed to sales growth. This product allows us to offer an additional treatment option to patients with CLL. Campath® is the first and only humanized monoclonal antibody approved for CLL. It is the first drug to have proven efficacy for patients who do not respond to either alkylating agents or Fludara®. After previously having received multiple other treatments, the life expectancy of patients, who are treated with Campath® doubles from 8 to 16 months, according to the latest results of an international clinical trial. Patients who responded to Campath® showed an average survival rate of 32 months. After agreeing with the U.S. biotechnology company ILEX Oncology, Inc. over Asian marketing rights for Campath®, we now own the global marketing rights for this innovative therapy. In addition, Schering AG acquired the rights in Japan, China and the Asian Pacific Basin to develop Campath® for other indications.

  One focus of our research in the field of oncology is on the development of new therapies and improved forms of treatment for leukemia and lymphoma patients. In 2003, we expect to receive European approval for Zevalin®, a radiolabeled antibody that represents the first radioimmunotherapy option available for certain forms of non-Hodgkin’s lymphoma. Zevalin® has already been approved in the U.S. and is marketed there by IDEC Pharmaceuticals Corp. Schering AG owns the global marketing rights outside the United States.

  A study published in August 2002 showed that preventive use of Bonefos® can reduce the appearance of bone metastases in patients with breast cancer and prolong survival. We applied for label extension of Bonefos® in this indication. Up until now, it is approved for the treatment of osteolysis and hypercalcemia in patients with malignancies.

  To strengthen our oncology business, we are pushing our development projects in the area of solid tumors. These projects focus on new molecular technologies, such as anti-angiogenesis, cell cycle inhibitors, substances that increase or reverse cell sensitivity to chemotherapy, and therapy approaches based on monoclonal antibodies. The most advanced projects currently in clinical development are MS-209 and the VEGFR inhibitor. MS-209 is being tested in Phase III clinical trials in Japan. The aim of this project is to increase and prolong the efficacy of cytostatic agents in breast cancer patients. Phase III clinical trials for the VEGFR inhibitor, which we are developing together with Novartis International AG, began in early 2003 for the indication of metastatic colorectal cancer.

  The acquisition of all rights to the product Leukine® from the U.S. Immunex Corporation in July 2002 has further strengthened the Specialized Therapeutics business area. Since Leukine® was first approved in 1991 it was used in hematological oncology to boost the immune system following chemotherapy. It helps the body create new white blood cells as quickly as possible to reduce the frequency of severe, life-threatening infections.

  At the same time, we acquired the rights to a Phase II project for the development of Leukine® for use in Crohn’s disease, which we expect to generate additional growth potential. A study published in November 2002 suggests that Leukine® could represent an effective treatment for this bowel disease. As there is no adequate therapy for Crohn’s disease to date, we are pushing the development of this approach.

  Cardiovascular

  In July 2002, we acquired the U.S. biotechnology company Collateral Therapeutics, Inc. Our aim is to use Collateral Therapeutics’ renowned scientific expertise and highly innoative gene therapy development projects for the treatment of cardiovascular disorders. The success of these projects would excellently complement our Specialized Therapeutics portfolio and could represent a further step in the implementation of our growth strategy. The most advanced of these projects is AGT-MI. This means the use of gene FGF-4 in angiogenic gene therapy, which encourages the formation of new blood vessels to produce a “bio-bypass”.

  In connection with our acquisition of Collateral Therapeutics, we are supplementing our gene therapy activities through a cooperation with the U.S. company Valentis, Inc. This alliance secures additional opportunities for us to develop and market gene therapeutics. Valentis is supplying us with a unique technology for controlled gene delivery and the regulation of gene activity.

  With fasudil, we expand our development portfolio further in the area of treatment for cardiovascular disease. We have acquired the U.S. and European licensing rights to the intravenous form of fasudil – an innovative cardiovascular agent – from the Japanese pharmaceutical company Asahi Kasei. This form of the drug is already being marketed in Japan by Asahi Kasei for the treatment of vasospasms after cerebral hemorrhages. We will soon begin clinical development for this indication in the U.S. and in Europe.

  Schering AG also owns the rights to the oral formulation of fasudil, which we are developing together with Asahi Kasei for the treatment of stable angina pectoris. Clinical trials for this indication are currently in Phase II.

  DIAGNOSTICS&RADIOPHARMACEUTICALS

Diagnostics&Radiopharmaceuticals Sales 2002		Schering AG Group
		Change	Share of
	€m	from 2001	Group sales
Total	1,406	– 3%	28%
thereof:
X-ray contrast media	654	– 9%	13%
MRI contrast agents	334	+ 2%	7%
Radiopharmaceuticals	146	– 4%	3%
Ultrasound contrast media	8	–18%	0%
Application technologies for contrast media	264	+ 9%	5%

  The Diagnostics&Radiopharmaceuticals business area accounted for 28% of Group sales. As a result of good business particularly in the U.S. and Europe, we achieved an overall growth of 3%, after adjustment for exchange rate effects. Due to government-imposed price cuts as well as the dilapidated currency of the yen, there was a significant drop in sales in Japan, where we generate 27% of the Business Area’s sales.

  In the second half of 2002 we further consolidated our business with X-ray contrast media. Outside of Japan, we noted a stable price situation in a business that was long characterized by price wars. Sales of contrast media for magnetic resonance imaging (MRI) developed positively.

  Magnetic resonance imaging

  We have maintained our leading position in magnetic resonance imaging. We recorded a continuous high demand in this area, especially for our market-leading product Magnevist®. Our new MRI contrast agent Gadovist® was also positively accepted by the market and showed an encouraging sales development. We expect a more frequent use of MRI in angiography and cardiovascular diagnostics, which will lead to a further increase in demand for MRI contrast agents.

  In 2002, parallel to launching Resovist® in thirteen European countries, we received Japanese approval for this liver-specific MRI-contrast agent – an important milestone in the expansion of our market position. Resovist® is an excellent example of our commitment to continuously providing innovative products for our customers worldwide.

  Resovist® is an innovative, organ-specific contrast agent that excellently complements our product portfolio. It is used for the detection and characterization of especially small focal liver lesions. Resovist® offers the opportunity for reliable diagnosis at a very early stage. This represents a significant improvement in the examination of patients with suspected liver tumors and liver metastases.

  Radiopharmaceuticals

  With the European approval of Flucis®, a cancer contrast agent for positron emission tomography (PET), we will strengthen our market position in the area of in vivo diagnostics. The product, exclusively marketed in France, the EU Reference Member State, should now be launched in Great Britain, Germany and Spain. Flucis® can be used in a broad range of diagnostic examinations, such as the diagnosis and therapy-control of tumors in the head, throat and lung areas, as well as for melanomas.

  Through the acquisition of the Finnish company MAP Medical Technologies Oy, we have been able to expand our activities in the area of radiopharmaceuticals. MAP specializes in the development, production and marketing of radiopharmaceuticals for the improved diagnosis and treatment of cancer as well as neurodegenerative disorders. MAP’s expertise, technology and R&D portfolio are an enhancement of our own development programs. The company’s current product line and its strong market position in Nordic countries complements our marketing activities in Europe. MAP contributes a broad range of radiopharmaceutical products, such as Dopascan™ – an innovative neuroradiological treatment for Parkinson’s disease that was recently submitted for registration – as well as technetium and rhenium generators, and iodine capsules and solutions.

  Our Cisnoet™ development project has now been discontinued, as the expected product profile did not fully comply with our requirements.

  Together with the U.S. company Imaging Diagnostic Systems Inc., we intend to develop optical mammography with fluorescent dyes as a new procedure for improved breast cancer detection. Optical mammography relies on screening the breast with near-infrared light. The aim of this new procedure is to develop a minimally invasive, inexpensive breast-examination method for women with dense breast tissue or an inconclusive X-ray mammogram. This progressive diagnostic option could mean that unnecessary biopsies can be avoided – an important step for patients and physicians.

  Application technologies for contrast media

  Application technologies for diagnostics are marketed through our subsidiary Medrad, Inc. Medrad is a market leader in the development, manufacturing and sale of injectors and disposable products for imaging modalities like CT, angiography and MRI. The introduction of the Spectris® Solaris™ injection system represents a new generation of injectors for MRI. In addition, we launched our infusion system Continuum™ in the U.S. market. This unique product provides continuous infusion therapy with time-sensitive access to MRI diagnosis.

  DERMATOLOGY

  In the Dermatology business area, whose share of Group sales amounted to 4% in 2002, negative exchange rate effects (–8%) could only be partially offset by positive increases in volume and prices (+3%). Sales of our acne treatment Skinoren® developed well, with a substantial rise being recorded in connection with its launch in the U.S., where it is marketed under the trade name Finevin™. Advantan®, our leading product for the treatment of eczema, also continued to develop positively.

  We have laid the foundation for further growth with key product approvals and launches. For example, approval was granted for Finacea™ in the U.S., and Psorcutan® Beta was launched in Germany. This is an important step in the implementation of our strategy for globalization of our dermatology business.

  In June 2002, we ended our marketing and development agreement with the U.S. company DUSA Pharmaceuticals for the Levulan® PDT system. We will concentrate our resources on other promising development projects for the treatment of disorders such as atopic dermatitis (allergic eczema), psoriasis, acne and rosacea.

  Acne/Rosacea

  We have received approval for Skinoren® Gel for the treatment of light to moderate acne in 14 EU countries. Skinoren® Gel will now also be developed for the treatment of rosacea.

  In December 2002, we received approval for Finacea™ in the U.S., providing physicians and patients with a new option for local treatment of light to moderate rosacea. Rosacea is characterized by episodic and later constant redness of the skin as well as inflammatory areas. More than 14 million U.S. citizens between the age of 30 and 50 suffer from rosacea. Physicians estimate that the number of undiagnosed cases is even higher.

  Finacea™ is the first newly-approved treatment option for this chronic disorder and, like Skinoren® Gel, strengthens our line of products based on azelaic acid. We are expecting Finacea™ to make a substantial contribution to the growth of our dermatology business in the U.S.

  Psoriasis

  In November 2002, we launched Psorcutan® Beta in Germany. Psorcutan® Beta is a combination preparation for the treatment of light to moderate psoriasis. With Psorcutan® Beta, we are expanding the therapy options for this disease.

  Personnel

  As of December 31, 2002, the Schering AG Group employed 26,635 people worldwide, 1,079 more than in the previous year. This increase was primarily due to the acquisitions in the U.S. and the recruitment in the areas of production as well as research and development.

  The number of employees in our subsidiaries rose by 711 to 18,262. In the United States, the number of staff rose by 453 as a result of the acquisitions of Leukine® and Collateral Therapeutics, Inc. The increase in personnel in the Europe Region, which totaled 232 employees, took place primarily in France (+132).

  The number of employees at Schering AG rose by 368, particularly in production as well as in research and development. In total, Schering AG and its German subsidiaries employed 10,321 people. This corresponds to a 39% share of the Group payroll.

Number of employees by function 2002	Schering AG Group
(close of year)
Production incl. engineering	9,245
Marketing and selling	8,624
Research and development	4,652
Administration	4,114
Total	26,635
Number of employees by Region 2002	Schering AG Group
(close of year)

Schering AG	8,373
Europe Region	8,210
United States Region	3,627
Japan Region	1,592
Latin America/Canada Region	2,511
Asia/Middle East Region	1,413
Other employees	909
Total	26,635

  In 2002, the total number of trainees within the Group rose to 621 (previous year: 561). This year, Schering AG took on 156 trainees. This represents a year-on-year increase of 12 training positions, which were primarily created to strengthen training for computer scientists, business IT specialists and chemical technicians. This brought the number of trainees at Schering AG to 468.

  In 2002, Schering made significant progress in the alignment of its Group-wide structures and processes. At the end of 2001, the Executive Board had announced a strategy “Germany 2007”, with the goal of optimizing the Schering AG Group's sales activities in Germany.

  As part of the implementation of this strategy and in conjunction with the Global Production Strategy, a decision was made to sell off the Asche AG production location and general practitioner business in Hamburg, Germany. The general practitioner business was acquired by the Italian pharmaceutical group Chiesi Farmaceutici S.p.A.; suitable investors are still being sought for the production area. In connection with the purchase by Chiesi, Asche AG was renamed AWAG Arzneimittelwerk Altona AG. In addition, the former Asche AG Gynecology and Dermatology Business Areas were integrated into Schering Deutschland GmbH. In the course of the negotiations with Chiesi and through job offers from Schering Deutschland GmbH, we were able to achieve our primary goal of keeping as many of the 380 jobs as possible. To alleviate the economic strains suffered by some employees, the works council and the management of the former Asche AG devised a redundancy plan with support of Schering AG.

  In addition, the activities of Jenapharm GmbH & Co. KG were further integrated with the German subsidiaries of the Schering AG Group as part of this strategy. As a result of this, the Gynecology sales unit as well as the Andrology and Therapeutics business units were re-organized at Jenapharm.

  To improve and increase the flexibility of workflows and quality standards in production and logistics we have several projects in place. Against this background, existing global supply chain structures and workflows were reviewed in 2002. We want to bundle key product supply functions along the entire supply chain as decentralized organized pipeline supply units by the end of 2003. In addition to this, we want to optimize planning processes and supporting systems. More than 200 employees worldwide are involved in this project called SCREEN (Supply Chain Re-engineering). Facing a stronger competitive environment, we will ensure a high level of performance in our product supply through this project.

  Through our remuneration systems we want to promote a results-driven performance culture. In addition to fixed salary components, Schering offers its managers and employees a range of variable performance incentives and benefits.

  With the second tranche of our Long-term incentive plan 2001 (LTI plan 2001/II), some 840 selected managers and top performers around the world were offered stock options as an attractive remuneration component for the fourth time. The offer of stock options is also being used successfully in the recruitment of external managers and represents a significant competitive factor particularly in the U.S. market. For 2003, it is planned to offer a third tranche of the stock option program approved by the General Meeting in 2001.

  In the year under review, employees in all our Regions benefited from the Company’s positive results for fiscal year 2001 through our International Employee Stock Option Program (IESOP). As planned, Schering extended the international reach of this program. In addition to employees in Europe, North America and Japan stock options were offered to employees in other Asian countries and in Latin America for the first time. In Germany, 78% of entitled employees took part in the program. The Group-wide figure was above 70%. In 2003, we will introduce another stock option plan.

  Schering traditionally contributes to its employees’ occupational pensions. In 2002, Schering again offered a deferred compensation (DC) program, which will become effective in 2003. Managers will continue to have the chance to build up an additional pension by converting part of their monthly salaries, taking advantage of tax benefits in the process. The Schering AG Group has been offering its managers DC programs since 1997. The consistently high number of participants is proof of the widespread acceptance of the programs and the importance of occupational pensions for managers.

  Since June 2002, Schering AG and its German subsidiaries are offering their employees to join the Chemie Pensionsfonds, a pension fund for chemical industry employees. This represents an additional instrument for employee-financed occupational pensions, which was set up recently by the legislature together with unions and employers. Schering is promoting this form of retirement provision as part of wage bargaining agreements for chemical industry employees. In the year under review, Schering also introduced an independent occupational pension system at its subsidiaries Jenapharm GmbH & Co. KG and Schering GmbH und Co. Produktions KG. Employees can now choose to convert 1% or 2% of defined parts of their salary into future pension payments. In such cases, the employer contributes an equal amount. The introduction of these two pensions systems makes the Company more attractive for employees, improves their motivation and provides a long-term reward for commitment to Schering.

  Continuous further development and state-of-the-art management know-how are key factors for the competitiveness of a global company. A strategic orientation of management and the promotion of networks extending beyond functional and regional boundaries are important.

  Since its foundation in the year 2000, the Schering Corporate University has established itself as a central component of the Company’s management development program. In 2002, the successful program “Leadership for Growth and Success” was continued. To date, some 200 Schering managers from around the world, including participants from all Business Areas and corporate functions, have taken part in this seminar. In 2003, a further 150 managers will also attend the program. A new program targeting young managers is planned for 2003, as one of the next steps in the Corporate University’s logical development.

  Schering is one of 25 German companies that co-founded the European School of Management and Technology (ESMT) in Berlin, Germany, on October 31, 2002. The goal is to develop this business school into a leading European teaching and research institution, with excellent training and continuous professional development opportunities for managers. From 2004 onwards, around 250 students with professional experience are expected to graduate from the college with an MBA (Master of Business Administration) an MPM (Master of Public Management) every year. In this regard we see interesting opportunities for cooperation, especially with the continued development of the Corporate University and the shorter programs on offer – the so-called “management highlights”.

Personnel costs 2002	Schering AG Group
in €m
Wages and salaries	1,278
Social security and support payments	236
Pensions	81
Total	1,595

  Schering AG Shares

  The downward trend on the global stock markets continued in 2002. This development also impacted Schering AG’s shares, which lost around 30% of their value during the course of the year. The shares outperformed the German share index DAX by 15%, while by the end of the year their price performance relative to the STOXX Healthcare sector index was almost identical.

  Schering AG’s shares were included in the Dow Jones Sustainability World Index for the fourth time in 2002. This index, which has been updated annually since 1999, contains the global top 10% of companies in terms of sustainability as measured by economic, environmental and social criteria. In addition, Schering AG was again included in the FTSE4Good Global Index in 2002, an index for ethical investment which was created in 2001.

  At the Annual General Meeting in 2002, the shareholders of Schering AG approved a distribution of a dividend of €0.83 per share, representing a 24% increase in the regular dividend. With a total of 198 million shares carrying dividend rights, the amount distributed amounted to roughly €164 million.

  For fiscal year 2002, the Executive Board will propose to the General Meeting on April 10, 2003, a distribution of a dividend payment of €0.93 per share. This would equal an increase of 12%.

  For the first time, we employed our shares as currency for the acquisition of a company in the United States in July 2002. We acquired the rights to the biotech company Collateral Therapeutics, Inc. in exchange for 2.5 million Schering AG shares. Collateral Therapeutics specializes in promising methods for gene therapy.

  In order to avoid having to increase the total number of Schering AG shares, and hence diluting their value for our shareholders, we acquired the shares necessary for the share swap on the stock markets. The shares which were swapped were not subject to a lock-up period, and are all back in circulation already.

  In the year under review we increased earnings per share by buying back and retiring 1.5 million shares. The total number of shares fell to 196.5 million as of December 31, 2002. We will propose to the General Meeting in 2003 that we should be granted the right to buy back shares again in future.

  Once again, analysts and investors rated Schering AG highly in surveys on the quality of companies’ investor relations activities. The magazine “Focus Money” ranked us third out of the DAX 30 companies, while “Capital” magazine put us in second place.

  We aim to strengthen investor confidence in our Company continuously by providing transparent, timely and fair reporting. Schering AG has always complied with all legal provisions and supplementary regulations on corporate governance. For this reason, we welcome the introduction of the German Corporate Governance Code. The Executive Board and the Supervisory Board have submitted the required declaration of conformity, and have implemented the recommendations set forth by the Code. At the same time, our listing on the New York Stock Exchange required the implementation of the provisions laid down by the Sarbanes-Oxley Act of 2002.

Schering AG share ratios

in € per share	2002	2001
Basic earnings per share (as per IAS)	4.39	2.11
Dividend	0.93	0.83
Equity	14.93	12.91
Cash flow	3.80	3.30
Lowest/highest closing price	40.84/69.40	49.70/65.26
Price at close of year	41.45	59.60
Market capitalization[1] (€m)	8,145	11,801
Number of shares (in millions)	196.5	198
Equity ratio	54%	49%
Return on equity	30%	17%
Return on sales	17%	9%
[1] As at December 31

  Consolidated Financial Statements of Schering AG

  Report by the Executive Board

  The Executive Board of Schering AG is responsible for the preparation of the consolidated financial statements as well as for the information contained in the management report for the Schering AG Group and for Schering AG. The consolidated financial statements for 2002 were prepared in accordance with the International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with EC Directive 83/349/EEC. The management report complies with the requirements of the German Commercial Code (HGB). Uniform accounting and reporting policies throughout the Group, the use of reliable software, the selection and training of qualified staff, and regular reviews by our Corporate Auditing ensure the presentation of a true and fair view of all business developments by the individual Group companies and, therefore, a reliable basis for the consolidated financial statements and the management report. A risk management system, comprising a number of tried and tested internal control systems, enables the Executive Board to identify potential risks to our assets and changes in the economic performance of Group companies at the earliest possible stage, and to take appropriate countermeasures in good time.

  Pursuant to a resolution adopted at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as independent auditors to audit the consolidated financial statements. The Audit Committee of the Supervisory Board and the Supervisory Board will examine the consolidated financial statements, the management report, and the audit report together with the auditors. The results of these reviews are described in the Supervisory Board’s Report.

  Berlin, Germany
  February 17, 2003

  Schering Aktiengesellschaft
  The Executive Board

  Erlen  Pohle  Köstlin

  Lingnau  Spiekerkötter   Stock

  Independent Auditors' Report

  We have audited the consolidated financial statements of Schering Aktiengesellschaft (Schering AG), comprising the balance sheet, the income statement, the cash flow statement and the statement of changes in shareholders’ equity for the fiscal year January 1 to December 31, 2002, as well as the notes to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether these consolidated financial statements comply with International Accounting Standards (IAS), based on our audit.

  We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States (U.S. GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements present fairly, in all material respects, the net assets, financial position, results of operations and cash flows as of December 31, 2002 and for the period ended December 31, 2002 in accordance with IAS.

  Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected shareholders’ equity as of December 31, 2002 and net profit for the period ended December 31, 2002 to the extent summarized in Notes (37) and (38) to the consolidated financial statements.

  Our audit, which also extends to the management report for the Group and for Schering AG for the period ended December 31, 2002 prepared by the Company’s Executive Board has not led to any reservations. In our opinion, on the whole the management report for the Group and for Schering AG provides a suitable understanding of the Group’s position and suitably presents the risks in future development.

  We also confirm that the consolidated financial statements for the period ended December 31, 2002 satisfy the conditions required for the Company’s exemption from its obligation to prepare consolidated financial statements under German law.

  Berlin, Germany
  February 24, 2003

  BDO Deutsche Warentreuhand Aktiengesellschaft
  Wirtschaftsprüfungsgesellschaft

  Dyckerhoff              Eckmann

  Wirtschaftsprüfer   Wirtschaftsprüfer

  Consolidated Income Statements

€m
	Notes		2002		2001
Net sales			5,023		4,842
Cost of sales		–	1,212	–	1,215
Gross profit			3,811		3,627
Cost of
marketing and selling		–	1,629	–	1,601
engineering and administration	(6)	–	566	–	525
research and development		–	947	–	864
Other operating income	(7)		370		348
Other operating expenses	(8)	–	298	–	317
Operating profit			741		668
Financial result	(9)	–	23		30
Income from disposal of Aventis CropScience	(10)		689		—
Acquisition-related expenses	(11)	–	262		—
Profit from ordinary activities			1,145		698
Income taxes	(12)	–	276	–	270
Net profit before minority interest			869		428
Minority interest		–	2	–	10
Net profit			867		418
Basic earnings per share (€)	(13)		4.39		2.11
Diluted earnings per share* (€)	(13)		4.38		2.10
* Dilution by stock options issued as part of Long Term Incentive Plans

  Consolidated Balance Sheets

€m
Assets
	Notes	Dec. 31, 2002	Dec. 31, 2001
Intangible assets	(15)	846	654
Property, plant and equipment	(16)	1,230	1,260
Investments in associates		59	556
Other financial assets		61	110
Financial assets	(17)	120	666
Fixed assets		2,196	2,580

Inventories	(18)	971	881
Trade receivables	(19)	1,054	1,067
Other receivables and other assets	(20)	514	440
Receivables and other assets		1,568	1,507
Marketable securities	(21)	249	103
Cash and cash equivalents		408	192
Other non-current and current assets		3,196	2,683
		5,392	5,263
Equity and liabilities
	Notes	Dec. 31, 2002	Dec. 31, 2001
Issued capital*		197	198
Share premium account		331	330
Paid-up capital	(22)	528	528
Retained earnings	(23)	2,406	2,028
Shareholders’ equity		2,934	2,556
Minority interest		15	15
Provisions for pensions and similar obligations	(24)	560	1,035
Other provisions	(25)	1,162	757
Provisions		1,722	1,792
Bank loans and overdrafts		91	233
Other liabilities		630	667
Liabilities	(26)	721	900
		5,392	5,263
* Contingent capital: €17m

  Consolidate Cash Flow Statements

€m
	Notes		2002		2001
Net profit before minority interest			869		428
Depreciation of fixed assets			318		286
Increase in long-term provisions			29		61
Other non-cash expenses and income		–	40	–	109
Result from disposal of fixed assets		–	651	–	13
Purchase of Leukine® development project			224		—
Cash flows before working capital changes			749		653
Change in inventories and receivables		–	251	–	72
Change in liabilities and provisions
(other than long-term)			86		89
Cash flows from operating activities	(29)		584		670
Purchase of fixed assets		–	559	–	388
Proceeds from disposal of fixed assets			1,601		42
Purchase and sale of marketable securities		–	165		300
Purchase of Leukine® development project		–	224		—
Acquisitions net of cash acquired			8	–	171
Proceeds from disposal of subsidiaries net of cash disposed			24		–
Cash flows from/used in investing activities	(30)		685	–	217
Dividend payment of Schering AG		–	164	–	198
Change in financial liabilities		–	133	–	37
Funding of “Schering Pension Trust”		–	500	–	300
Purchase of treasury shares		–	234		—
Cash flows used in financing activities		–	1,031	–	535

Net change in cash and cash equivalents			238	–	82
Effect of exchange-rate movements on cash and cash equivalents		–	22		0
Cash and cash equivalents at January 1			192		274
Cash and cash equivalents at December 31	(28)		408		192

  Consolidated Statements of Changes in Shareholders' Equity

€m
	Paid-up capital of Schering AG			Retained earnings			Shareholders’
				Accumulated other comprehensive income			equity
		Share	Other	Currency	Derivative	Available-
	Issued	premium	retained	translation	hedging	for-sale
	capital	account	earnings	adjustment	instruments	securities
January 1, 2001	198	330	1,675*	94	—	—	2,297
First-time application of IAS 39	—	—	—	—	7	89	96
Changes in fair value	—	—	—	—	–2	–59	–61
Realized gains/losses	—	—	—	—	–1	? 2	? 3
Translation adjustments	—	—	—	7	—	—	7
Other comprehensive income	—	—	—	7	4	28	39
Net profit	—	—	418	—	—	—	418
Dividend payment of Schering AG	—	—	– 198	—	—	—	– 198
December 31, 2001	198	330	1,895	101	4	28	2,556
Changes in fair value	—	—	—	—	41	– 45	– 4
Realized gains/losses	—	—	—	—	– 21	21	0
Translation adjustments	—	—	—	– 234	—	–1	– 235
Other comprehensive income	—	—	—	– 234	20	–25	– 239
Net profit	—	—	867	—	—	—	867
Dividend payment of Schering AG	—	—	– 164	—	—	—	– 16
Purchase of treasury shares for acquisitions	—	—	– 158	—	—	—	– 158
Issue of treasury shares for acquisitions	—	—	– 148	—	—	—	– 148
Purchase of treasury shares (redeemed)	– 1	1	– 76	—	—	—	– 76
December 31, 2002	197	331	2,512	–133	24	3	2,934
* Incl. reserve for treasury shares: €5m

  (A) BASIS OF PRESENTATION

  (1) General principles
  The consolidated financial statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with the International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB). New standards issued by the IASB are adopted at the effective date.

  Material departures from the German Commercial Code result from fair value accounting for financial instruments, from the recognition of internally developed software, and from the transfer of plan assets and pension obligations into a pension trust.

  (2) Companies included in the consolidated financial statements
  In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of the members’ voting rights (collectively the Schering AG Group or the Group).

  32 domestic companies and 111 foreign companies are consolidated. A total of ten companies were consolidated for the first time in 2002. On July 2, 2002, the shareholders of the U.S. based company Collateral Therapeutics Inc., San Diego (Collateral Therapeutics), approved Schering AG’s takeover of their company. One Collateral share was exchanged for 0.1847 American Depository Shares (ADS) of Schering AG. The value of the issued shares amounted to €148m on July 2, 2002.

  Our 100% share in Oy Leiras Finland AB, Helsinki, was reduced to 75% in June 2002 due to the admission of an additional partner. We sold further stakes in the company in December 2002, reducing our interest to 49% and realizing a total profit of €14m.

  Another three companies are no longer consolidated; the effect is not material and comparability with previous years is not affected.

  Joint ventures are proportionately consolidated. Associates –investments where we have the ability to exercise significant influence –are accounted for using the equity method.

  The principal companies included in the consolidated financial statements are listed in Note (34). The complete list of Group ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

  Jenapharm GmbH&Co. KG and Schering GmbH und Co. Produktions KG, which are included in the consolidated financial statements of Schering AG, are exempted from the requirement to prepare notes and a management report accompanying their single-entity financial statements.

  (3) Consolidation principles
  Investments in subsidiaries are consolidated by eliminating the Group’s acquisition costs against its share of the subsidiaries’ equity at the date of acquisition or first-time consolidation. Any resulting difference between the fair value and the carrying amount is allocated to identifiable assets and liabilities. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. After deducting the fair value of intangible assets acquired, any excess of the fair value of net assets acquired over acquisition cost is recognized as negative goodwill and deducted from goodwill. Differences contained in the carrying amounts of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are adjusted to the uniform Group accounting policies set out below.

  Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated. Intercompany profits relating to joint ventures and associates are also eliminated in proportion to our ownership interest.

  (4) Accounting policies
  Intangible assets
  Goodwill is recognized as an asset and amortized on a straight-line basis over periods of up to 15 years. To determine the useful life of goodwill, the Group takes into consideration contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in Other operating expenses. Negative goodwill arising from acquisitions is recognized as income on a systematic basis under Other operating income over the remaining weighted average useful life of the acquired depreciable/amortizable assets. Other intangible assets are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is allocated to the expenses of the appropriate consuming functions.

  Property, plant and equipment
  Property, plant and equipment are valued at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in production costs. Repair costs are expensed as incurred. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active ingredients and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in property, plant and equipment, and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.

  Impairment of intangible assets and property, plant and equipment
  If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If the reasons for the impairment loss no longer apply, it is reversed to income.

  Financial assets
  Investments and long-term securities are recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income if the financial asset is disposed of or is determined to be impaired. Investments in associates are accounted for using the equity method, and are therefore carried at cost plus or minus goodwill amortization, profit distributions, and our share of the retained profits or losses of the company concerned. Our share of Other comprehensive income is recognized proportionately. Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

  Inventories
  Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, factory overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Impairment losses are recognized where the expected net proceeds from disposal exceed the cost. In addition, the cost of sales reported in the income statement includes expenses relating to unutilized capacity.

  Accounts receivable and bills of exchange
  Accounts receivable and bills of exchange are recognized net of an allowance for doubtful accounts.

  Marketable securities
  Marketable securities are measured using the same principles applicable to the measurement of long-term securities.

  Provisions for defined benefit pension plans
  Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, if such gains and losses exceed 10% of the obligation.

  Assumptions

  German Plans

  Other Plans

	2002	2001	2002	2001
Discount rate	5.75%	6.0%	5.0%	5.0%
Increase in salaries	3.0%	3.0%	4.1%	4.1%
Increase in pensions	1.25%	1.5%	0.7%	0.7%
Expected return on plan assets	7.0%	7.0%	5.75%	6.2%

  The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck’s 1998 mortality tables.

  Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

  The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets (“funded status”), less unrecognized actuarial gains/losses.

  Other provisions
  Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Long-term provisions are reported at their discounted value.

  Derivative financial instruments
  Derivative financial instruments are measured at fair value, regardless of the purpose for which they are held. Deferred gains and losses resulting from the hedging of anticipated sales and expenses are recognized directly in Retained earnings. The results are only recognized in the income statement after the hedged underlying transactions have been realized.

  Commitments and contingencies
  Unrecognized commitments and contingencies as of December 31, 2002 are explained in Note (32).

  Other accounting policies
  Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed, and the amount of future returns can be reasonably estimated.

  Product returns are accepted as a matter of contract or as a matter of practice. Product returns were insignificant in the period under review. Sales rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes and goods and service taxes, are excluded from net sales. Costs for research and development are expensed as incurred.

  Income taxes are deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the financial accounts and in their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

  Preparation of the consolidated financial statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Such estimates mainly affect provisions for inventory obsolescence, environmental, warranty and litigation risks, the measurement of pension liabilities and the probability of deferred tax assets being recovered against future taxable profits.

  (5) Currency translation
  Foreign-currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance sheet date, unless hedged by forward transactions, in which case they are translated at the forward rate.

  Translation of the financial statements of Group companies located outside the euro zone is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency, as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies, as well as the Group’s share of the equity of foreign associates, are translated at the exchange rate on the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the exchange rate on the balance sheet date. Exchange rate differences are recognized directly in Retained earnings.

  Currencies which are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (Basis 1€)		Annual average rate (Basis 1€)
	2002	2001	2002	2001
U.S. dollar	1.05	0.88	0.95	0.89
Pound sterling	0.65	0.61	0.63	0.62
Brazilian real	3.71	2.05	2.71	2.08
Japanese yen	124.39	115.33	118.02	108.72

  (B) INCOME STATEMENT DISCLOSURES

  (Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

  (6) Engineering and administration costs
  Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, controlling and accounting.

  (7) Other operating income

	2002	2001
Income from foreign currency hedges and monetary transactions	133	113
License and commission income	41	33
Income from providing services to third parties	41	45
Reversal of provisions	31	25
Miscellaneous	124	132
	370	348

  Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

  (8) Other operating expenses

	2002	2001
Expenses from foreign currency hedges and monetary transactions	125	137
Goodwill amortization	46	40
Costs of providing services to third parties	38	38
Miscellaneous	89	102
	298	317

  (9) Financial result

	2002	2001
Result from investments
Result from investments in associates	44	84
Impairment of investments	–26	–32
Disposal of investments	1	10
	19	62
Interest result
Income from long-term securities and loans	2	2
Other interest and similar income	25	36
Other interest and similar expenses	– 8	– 7
Net interest income	19	31
Interest component of additions to provisions for pensions	–44	– 76
	–25	–45
Other financial result
Write-downs of loans and marketable securities	– 4	–12
Other financial income	13	71
Other financial expenses	–26	–46
	–17	13
Financial result	–23	30

  The Result from investments in associates includes a profit of €45m from our 24% interest in Aventis CropScience Holding S.A., Lyon (Aventis CropScience). We sold this investment at the beginning of June 2002. Our share in the result for the full year 2001 amounted to €85m. The amount includes goodwill amortization of €10m (2001: €24m).

  Other financial income and Other financial expenses include gains and losses from the sale of loans and marketable securities, and gains and losses from interest-rate derivative transactions. Other financial expenses include exchange rate losses of €6m (2001: €13m) caused by the monetary crisis in Argentina.

  (10) Income from disposal of Aventis CropScience
  The income from the disposal of our 24% interest in Aventis CropScience is composed of the following items:

Proceeds from disposal	1,500
Carrying amount*	– 526
Indemnities	– 285
Income	689
* After deducting items that had been included in Other comprehensive income

  The indemnities amounting to €285m relate in particular to environmental, tax and product liability risks. The Schering AG Group has entered into a contractual undertaking to the buyer to assume these risks.

  (11) Acquisition-related expenses
  The Acquisition-related expenses contain one-off effects, primarily expenses of €224m for the acquisition of the rights to the development project for the use of Leukine® in Crohn’s disease, and a further €20m resulting from the establishment of the Schering Stiftung (a foundation under German law) for the promotion of science and culture.

  (12) Income taxes
  The income from the disposal of Aventis CropScience and the acquisition-related expenses as well as tax risks resulted in a tax expense of €24m.

  Income before taxes is as follows:

	2002	2001
Domestic	567	336
Foreign	578	362
Total	1,145	698

  The respective tax expenses are:

	2002	2001
Domestic	– 32	–125
Foreign	–244	–145
Total	–276	–270

  The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 39.1% (2001: 39.1%) to tax expenses at the effective tax rate is as follows:

	2002	2001
Income before taxes	1,145	698

Notional tax expenses (at the statutory rate applicable to Schering AG)	–448	–273
Tax reduction relating to dividends	27	—
	–421	–273
Tax effect of non-deductible expenses and tax-free receipts	189	– 16
Prior-period taxes	– 69	– 17
Tax effect of recognizing income from associates net of tax	18	33
Effects of lower tax rates abroad	7	3
Income taxes	–276	–270
Tax rate	24.1%	38.7%

Current tax expenses	–360	–332
Deferred tax income	84	62
Income taxes	–276	–270

  The tax effect of non-deductible expenses and tax-free receipts was primarily driven by tax-free receipts from the disposal of Aventis CropScience.

  As a consequence of the 2001 tax reform in Germany, tax reductions relating to proposed dividend payments are now only effective in the year in which dividends are actually distributed. In fiscal 2002, the dividend payment for 2001 reduced the tax expense by €27m. Based on the expected regulation to distribute corporate income tax credits evenly over a 13-year period, the tax expense in the subsequent years will be reduced by €4m each year.

  The utilization of tax loss carryforwards reduced tax expenses in 2002 by €2m (2001: €4m). Deferred tax assets of €25m relating to tax loss carryforwards were recognized at December 31, 2002 (December 31, 2001: €9m). At December 31, 2002, unrecognized tax loss carryforwards totaled €22m (December 31, 2001: €23m). Of these amounts, €14m has no expiration date, while the remainder expires within ten years.

  The deferred tax assets and liabilities relate to the following balance sheet items:

		2002		2001
	Assets	Liabilities	Assets	Liabilities
Intangible assets	115	1	15	0
Property, plant and equipment	–109	1	– 8	94
Inventories	90	8	33	–43
Provisions for pensions	– 5	–1	21	–19
Other provisions	75	–3	49	–21
Other	64	11	54	38
	230	17	164	49

  The item Other includes deferred tax assets relating to tax loss carryforwards. It also includes deferred tax liabilities of €16m which relate to items credited directly to equity. These have been offset against deferred tax assets. As a consequence of the acquisition of Collateral Therapeutics, deferred tax assets of €22m were recognized, primarily for existing tax loss carryforwards.

  The increase in deferred tax assets on intangible assets compared with the previous year relates primarily to the rights to the project to develop Leukine® for the treatment of Crohn’s disease.

  Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

  Deferred tax liabilities were not recognized for withholding tax on retained earnings of foreign subsidiaries in the reporting period, because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled €645m. If such earnings were distributed, withholding tax of €38m would be due based on tax rates in effect at the balance sheet date.

  (13) Earnings per share
  Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2002	2001
Net profit (€m)	867	418
Weighted average number of shares outstanding	197,296,507	198,000,000
Basic earnings per share (€)	4.39	2.11

  To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. With the exception of the “Top Executives” plans, the Group’s stock option plans represent a potential dilution of earnings per share.

  The plans grant Schering AG stock options to senior executives. Exercise of the options depends on certain performance criteria relating to the Schering AG share price which are defined in the stock option plans [see Note (36)].

	2002	2001
Net profit (€m)	867	418
Weighted average number of shares outstanding	197,296,507	198,000,000
Adjustment for potential dilutive shares	573,200	926,418
Weighted average number of shares (including potential dilutive shares)	197,869,707	198,926,418
Diluted earnings per share (€)	4.38	2.10

  The terms of the stock option plans reserve for Schering AG the right to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

  (14) Personnel costs/employees

	2002	2001
Personnel costs
Wages and salaries	1,278	1,240
Social security and support payments	236	221
	1,514	1,461
Pensions	81	70
	1,595	1,531

Number of employees by function (annual average)
Production	9,023	8,564
Marketing and selling	8,629	8,404
Research and development	4,560	4,302
Administration	4,033	3,786
	26,245	25,056

Number of employees by Region (annual average)
Schering AG	8,223	7,746
Europe Region	8,219	8,000
United States Region	3,389	3,024
Japan Region	1,621	1,715
Latin America/Canada Region	2,517	2,490
Asia/Middle East Region	1,464	1,432
Other employees	812	649
	26,245	25,056

  (C) BALANCE SHEET DISCLOSURES

  (Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

  (15) Intangible assets

		Patents,
	Internally	licences,
	developed	trademarks and		Negative
	software	similar assets	Goodwill	goodwill	Total
Cost
January 1, 2001	13	208	525	–13	733
Change in consolidated companies	—	37	– 1	—	36
Additions	20	125	63	–14	194
Disposals	–2	– 8	—	—	–10
Transfers	1	1	– 2	—	—
Translation adjustments	–1	2	6	—	7
December 31, 2001	31	365	591	– 27	960
Change in consolidated companies	—	– 8	—	—	– 8
Additions	23	224	118	—	365
Disposals	0	– 28	– 14	4	– 38
Translation adjustments	–3	– 19	– 24	—	– 46
December 31, 2002	51	534	671	– 23	1,233
Accumulated amortization, impairments and reversals
January 1, 2001	0	79	154	– 1	232
Change in consolidated companies	—	0	—	—	0
Additions	2	39	40	– 3	78
Disposals	0	– 5	—	—	– 5
Transfers	—	0	0	—	—
Translation adjustments	0	1	0	—	1
December 31, 2001	2	114	194	– 4	306
Change in consolidated companies	—	0	—	—	0
Additions	6	75	46	– 5	122
Disposals	0	– 23	– 6	—	– 29
Translation adjustments	–1	– 8	– 3	—	– 12
December 31, 2002	7	158	231	– 9	387

Book values as at Dec. 31, 2001	29	251	397	– 23	654

Book values as at Dec. 31, 2002	44	376	440	– 14	846

  In 2002, additions to Patents, licenses, trademarks and similar assets relate mainly to the acquisition cost for the manufacturing and marketing rights to Leukine® in its approved indications. These rights are being amortized over a useful life of eight years.

  Additions to goodwill relate primarily to the acquisition of Collateral Therapeutics in the United States.

  (16) Property, plant and equipment

		Machinery	Other	Construction
		and	factory and	in progress
	Land and	technical	office	and advance
	buildings	equipment	equipment	payments	Total
Cost
January 1, 2001	1,409	1,253	735	64	3,461
Change in consolidated companies	39	– 2	– 2	0	35
Additions	21	53	78	77	229
Disposals	– 28	– 45	– 56	– 3	– 132
Transfers	16	15	20	– 51	—
Translation adjustments	– 2	0	2	– 1	– 1
December 31, 2001	1,455	1,274	777	86	3,592
Change in consolidated companies	11	– 2	3	– 1	11
Additions	20	79	89	93	281
Disposals	– 107	– 68	– 66	– 1	– 242
Transfers	16	37	21	– 74	—
Translation adjustments –	– 74	– 39	– 44	– 12	– 169
December 31, 2002	1,321	1,281	780	91	3,473

Accumulated depreciation
January 1, 2001	701	1,017	542	—	2,260
Change in consolidated companies	7	– 1	– 2	—	4
Additions	47	54	75	—	176
Disposals	– 14	– 39	– 51	—	– 104
Reversal of impairments	– 2	– 1	0	—	– 3
Transfers	0	0	0	—	—
Translation adjustments	– 3	0	2	—	– 1
December 31, 2001	736	1,030	566	—	2,332
Change in consolidated companies	1	– 2	1	—	0
Additions	42	50	78	—	170
Disposals	– 51	– 64	– 60	—	– 175
Reversal of impairments	—	0	0	—	0
Transfers	0	0	0	—	—
Translation adjustments	– 30	– 24	– 30	—	– 84
December 31, 2002	698	990	555	—	2,243

Book values as at Dec. 31, 2001	719	244	211	86	1,260

Book values as at Dec. 31, 2002	623	291	225	91	1,230

  Additions to Property, plant and equipment rose by 23% to €281m in 2002. 55% of this expenditure related to Germany, 12% to other countries of the European Union, 16% to the United States, and 3% to Japan. 21% of capital expenditure related to research and development, and 56% to production, quality assurance and environmental protection. 23% was allocated to marketing and selling, and other functions.

  (17) Financial assets

	Investments	Other	Long-term	Sundry
	in associates	investments	securities	loans	Total
Cost
January 1, 2001	566	79	2	44	691
Change in
consolidated companies	—	0	—	—	0
Additions	27	2	2	7	38
Disposals	– 5	0	–1	–10	–16
Changes in fair value	8	30	—	0	38
Translation adjustments	5	4	—	0	9
December 31, 2001	601	115	3	41	760
Change in
consolidated companies	—	0	—	0	0
Additions	42	33	0	5	80
Disposals	–564	–16	0	– 7	–587
Changes in fair value	—	–31	—	0	– 31
Translation adjustments	– 1	–15	0	0	– 16
December 31, 2002	78	86	3	39	206

Accumulated write-downs
January 1, 2001	129	9	0	10	148
Change in
consolidated companies	—	—	—	—	—
Additions	1	32	—	0	33
Disposals	—	—	0	– 2	– 2
Reversals	– 85	—	—	– 1	– 86
Translation adjustments	—	1	—	0	1
December 31, 2001	45	42	0	7	94
Change in consolidated companies	—	—	—	—	—
Additions	8	26	0	0	34
Disposals	– 2	0	—	0	– 2
Reversals	– 32	—	—	– 1	– 33
Translation adjustments	—	– 7	—	0	– 7
December 31, 2002	19	61	0	6	86
Book values as at Dec. 31, 2001	556	73	3	34	666

Book values as at Dec. 31, 2002	59	25	3	33	120

  Additions to Investments in associates in 2002 mainly relate to our 49% interest in Oy Leiras Finland AB amounting to €21m. In 2001, we held a 100% interest in this investment. Additions to Investments in associates also include a €13m portion of our share in the result of Aventis CropScience amounting to €45m. The remaining €32m are carried under reversals of write-downs on Investments in associates, in order to offset shares in prior-period losses reported as impairment losses.

  The disposals of Investments in associates particularly relate to the sale of our interest in Aventis CropScience (€556m) and to dividend payments.

  Fair value changes in marketable investments of €–31m before taxes were recognized directly in Other comprehensive income after deducting deferred taxes. Other investments which were considered to be impaired resulted in impairment charges of €26m.

  Sundry loans include €25m (December 31, 2001: €29m) relating to mortgage loans to employees.

	Aventis CropScience	Other associates	Total
Changes in carrying amounts of Investments in associates
January 1, 2001	414	23	437
Profit/loss shares*	85	– 1	84
Dividend payments	0	– 5	– 5
Additions	0	27	27
Changes in fair value	8	0	8
Translation adjustments	5	0	5
December 31, 2001	512	44	556
Profit/loss shares*	45	–1	44
Dividend payments	0	–6	– 6
Additions	0	22	22
Disposals	–556	0	–556
Translation adjustments	– 1	0	– 1
December 31, 2002	0	59	59
* After deduction of goodwill amortization

  (18) Inventories

	2002	2001
Raw materials and supplies	199	183
Work in process	395	362
Finished goods and goods for resale	373	331
Payments on account	4	5
	971	881

  Inventories at December 31, 2002 include €33m carried at net realizable values that are lower than their cost (December 31, 2001: €32m).

  (19) Trade receivables
  Trade receivables at December 31, 2002 include €14m with a remaining term of more than one year (December 31, 2001: €14m). Allowances for doubtful accounts on trade receivables as of December 31, 2002 amounted to €22m (December 31, 2001: €24m).

  (20) Other receivables and other assets

	2002	2001
Current tax assets	102	71
Deferred tax assets	230	164
Sundry assets	182	205
	514	440

  Other receivables and other assets include €246m with a remaining term of more than one year (December 31, 2001: €150m).

  (21) Marketable securities
  Marketable securities are accounted for at fair value. Fair values as of December 31, 2002 included unrealized gains of €6m (December 31, 2001: €3m).

  (22) Paid-up capital of Schering AG
  Issued capital amounts to €196,500,000 and is composed of 196,500,000 no-par value shares, with each share representing €1.00 of the issued capital.

  During the reporting period, 1,500,000 treasury shares were purchased and redeemed for a total of €76,025,023. The Supervisory Board amended the Articles of Association accordingly. These shares accounted for €1,500,000 of paid-up capital, which was deducted accordingly. Under section 237 (5) of the German Stock Corporation Act (Aktiengesetz), an equivalent amount has been withdrawn from retained earnings and added to the capital reserve.

  In April 2002, Schering AG purchased 181,968 treasury shares for an average price of €66.48 per share for the issuance of employee shares. The shares were offered to qualified employees at €24.80 per share.

  For the acquisition of Collateral Therapeutics through a stock swap, Schering AG purchased 2,451,659 treasury shares at an average price of €64.27 per share between April and June of 2002. These treasury shares have been distributed to the shareholders of Collateral Therapeutics.

  The Executive Board is authorized to purchase treasury shares until September 30, 2003 for purposes codified in section 71 (1) No. 8 of the German Stock Corporation Act. In total, up to €15,000,000 in issued capital may be acquired under this authorization.

  Furthermore, the Executive Board is authorized until April 26, 2004, to increase issued capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

  (a) if the capital increase from cash proceeds does not exceed a total amount of €15,000,000 and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

  (b) if the capital increase is effected for the issue of employee shares; or

  (c) if the capital increase is effected for non-cash consideration; or

  (d) to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe to the new shares.

  The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues may not exceed €300,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €11,538,462 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €11,538,462 through the issue of up to 11,538,462 shares. This contingent increase in issued capital serves solely to exercise conversion rights and options.

  The Executive Board is additionally authorized to establish a stock option plan in the period upto September 30, 2003, thereby granting options on a maximum of 5,000,000 shares. The issued capital of Schering AG may be increased by up to €5,000,000 for this purpose. This contingent increase in issued capital will only be implemented to the extent that entitled participants exercise their option rights and claims are not settled by the transfer of treasury shares or cash payments.

  (23) Retained earnings
  Retained earnings comprise Other retained earnings and Accumulated other comprehensive income.

  The Executive Board will propose to the General Meeting a dividend of €0.93 per share (totaling €183m).

  (24) Provisions for pensions and similar obligations

	2002	2001
Provisions for retirement benefit obligations in Germany	439	911
Provisions for retirement benefit obligations outside Germany	70	72
Provisions for similar obligations	51	52
	560	1,035

  Pension benefits in Germany are primarily determined by years of service and average remuneration in the final five years prior to retirement.

  Defined benefit plans of Schering AG are funded to a substantial extent by Schering Altersversorgung Treuhand Verein (Schering Pension Trust). In 2002, a one-time payment of €500m was transferred to the Trust in addition to regular contributions. The pension provisions were reduced accordingly.

  Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded.

  We consider projected service costs and the expected return on plan assets when calculating the net periodic pension costs for these plans. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2002	2001	2002	2001
Change in projected benefit obligation
PBO at beginning of the year	1,303	1,158	315	282
Service cost	36	26	22	21
Interest cost	78	75	17	16
Actuarial gains (–) and losses (+)	– 17	88	2	17
Benefits paid	– 52	–49	–15	–15
Transfer of obligations	– 3	5	—	—
Change in consolidated companies	—	—	—	—
Translation adjustments	—	—	–32	– 6
PBO at end of year	1,345	1,303	309	315

Change in plan assets
Fair value of plan assets at beginning of the year	304	—	210	215
Actual return on plan assets	– 64	4	–18	–11
Employer contribution	522	300	20	22
Contributions by plan participants	—	—	1	1
Benefits paid	– 32	—	–12	–12
Change in consolidated companies	—	—	—	—
Translation adjustments	—	—	–19	– 5
Fair value of plan assets at end of year	730	304	182	210

Funded status	615	999	127	105
Unrecognized actuarial gains	—	—	—	3
Unrecognized actuarial losses	–176	–88	–57	–36
Provisions for pensions	439	911	70	72

  Net periodic pension costs of defined benefit plans and total pension costs are as follows:

	2002	2001
Service cost	58	47
Interest cost	95	91
Expected return on plan assets	–52	–13
Amortization of unrecognized actuarial gains and losses	3	2
Net periodic pension costs of defined benefit plans	104	127
Costs of defined contribution plans and other pension costs	21	19
Total pension costs	125	146

  The interest cost on pension obligations not transferred to external funds is reported under the Interest result [see Note (9)]. The other pension expenses are charged as personnel expenses to the costs of the operating functions [see Note (14)].

  (25) Other provisions

January 1, 2002			December 31, 2002
						Change in
2002						consolidated	Translation
Provisions for	Current	Total	Additions	Use	Reversals	companies	adjustment	Total	Current
Current tax	120	120	201	– 75	0	—	– 7	239	239
Deferred tax	—	49	17	– 42	– 2	0	– 5	17	—
Personnel costs	240	333	260	–212	–15	– 1	–23	342	243
Third-party claims	15	44	286	– 2	– 5	—	– 5	318	9
Environmental matters	11	50	5	– 4	0	32	– 4	79	11
Restructuring	5	7	18	– 6	—	7	—	26	10
Other	145	154	116	–105	– 9	0	–15	141	137
	536	757	903	–446	–31	38	–59	1,162	649
January 1, 2001			December 31, 2001
						Change in
2001						consolidated	Translation
Provisions for	Current	Total	Additions	Use	Reversals	companies	adjustment	Total	Current
Current tax	97	97	68	– 43	– 1	—	– 1	120	120
Deferred tax	—	50	44	– 46	—	—	1	49	—
Personnel costs	206	328	239	–230	–7	—	3	333	240
Third-party claims	34	62	5	– 21	– 2	—	—	44	15
Environmental matters	10	57	10	– 10	– 8	—	1	50	11
Restructuring	—	—	7	—	—	—	—	7	5
Other	127	128	117	–86	– 7	—	2	154	145
	474	722	490	–436	–25	—	6	757	536

  Provisions for personnel costs include accrued salaries (vacation and holiday, bonuses, and jubilee benefits), as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in the event of patent infringement litigation. A provision amounting to €285m was recognized in relation to the divestment of our interest in Aventis CropScience. Provisions for environmental expenses include clean-up obligations in Germany, France and the United States. Provisions for restructuring largely include severance obligations to employees and other closure-related costs incurred in the context of the realization of our Global Production Strategy.

  (26) Liabilities

	2002	2002	2001	2001
	Current	Total	Current	Total
Bank loans and overdrafts	53	91	188	233
Trade payables	359	361	384	388
Taxes payable	61	61	61	61
Social security costs payable	31	31	31	31
Payables to employees	26	38	30	42
Other liabilities	128	139	133	145
	658	721	827	900

  (27) Total amount of collateralized loans
  The total amount of collateralized loans as of December 31, 2002 (all collateralized by mortgages) was €41m (December 31, 2001: €52m).

  (D) CASH FLOW STATEMENT DISCLOSURES

  (Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

  (28) Cash and cash equivalents
  Cash and cash equivalents include bank deposits and cash on hand.

  (29) Cash flows from operating activities
  Cash flows from operating activities include interest received of €28m (2001: €37m) and interest paid of €8m (2001: €6m). Payments of income taxes amounted to €274m (2001: €214m).

  Other non-cash expenses and income include our share of the profit from Aventis CropScience of €45m (2001: €85m).

  The result from disposal of fixed assets mainly includes income from the disposal of Aventis CropScience.

  The increase in inventories essentially results from the expansion of production of drospirenone, an active ingredient in Yasmin®. This increase is not fully reflected by an increase in the balance sheet items because the increase in inventories in local currencies was partially offset by currency effects due to the fall in major currencies.

  (30) Cash flows from/used in investing activities
  Purchase of fixed assets includes the acquisition cost of the marketing and production rights to Leukine® in its approved indications. The part of the acquisition cost relating to the project to develop Leukine® in the indication of Crohn’s disease has been recognized separately.

  The Proceeds from disposal of fixed assets include €1,500m relating to the sale of our interest in Aventis CropScience.

  The purchase and sale of marketable securities comprises purchases of €196m (2001: €79m) and sales of securities of €31m (2001: €379m). The proceeds in 2001 include €250m from the transfer of securities to the Schering Pension Trust.

  Cash flow used in Acquisitions net of cash acquired in 2002 essentially relates to the acquisition of the remaining 88.1% interest in Collateral Therapeutics (2001: acquisition of the remaining 25.1% interest in the Jenapharm Group and the remaining 40% interest in the French radiopharmaceuticals company CIS bio international). The allocation of the purchase consideration paid to assets and liabilities is as follows:

	2002	2001
Fixed assets	5	68
Other non-current and current assets	48	4
Provisions and liabilities	– 10	–33
Minority interest	—	85
Goodwill	118	48
	161	172
Issue of treasury shares	–148	—
Purchase of minority interest in prior years	– 6	—
Cash acquired	– 15	– 1
Cash flow used in Acquisitions net of cash acquired	– 8	171

  The Proceeds from disposal of subsidiaries net of cash disposed relate to the reduction of our interest in Oy Leiras Finland AB to 49%. The assets and liabilities disposed of on deconsolidation are as follows:

Fixed assets	11
Other non-current and current assets	34
Provisions and liabilities	– 13
Minority interest	– 8
Goodwill	8
32
Addition to Investments in associates	– 21
Profit from disposal of subsidiaries	14
Cash disposed	– 1
Proceeds from disposal of subsidiaries
net of cash disposed	24

  (E) SUPPLEMENTAL DISCLOSURES

  (Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

  (31) Derivative financial instruments
  As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

  Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

	Notional amount		Fair value
	2002	2001	2002	2001
Currency hedging of
anticipated sales and expenses
Currency forwards	519	595	13	–1
Options	75	86	2	3
	594	681	15	2

Currency hedging of
assets and liabilities
Currency forwards	362	680	4	6
	362	680	4	6

Asset and liability management
Options	34	70	6	23
Interest-rate swaps	0	49	0	0
Interest-rate futures	69	35	1	0
	103	154	7	23

  Notional amounts reflect the net of sale and purchase contracts. The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date as well as anticipated sales and expenses for the next 12 months. As of December 31, 2002, approximately 71% (December 31, 2001: 78%) of the underlying exposure of €1.3 billion (December 31, 2001: €1.7 billion) was hedged. Yen and U.S. dollar amounts accounted for approximately 73% (December 31, 2001: 77%) of currency hedging.

  The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes model. Changes in fair values are recognized in Other receivables and other assets and Other provisions respectively.

  In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of tax directly in Retained earnings. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are recognized in Other operating income.

  At December 31, 2002, we recognized gains of €39m (net of tax: €24m) resulting from 2002 hedging contracts in Accumulated other comprehensive income, since they are attributable to sales and expenses in 2003.

  Accordingly, in 2002 we recognized gains of €6m (net of tax: €4m) resulting from 2001 hedging contracts in Other operating income, since these gains are attributable to sales and expenses realized in 2002.

  Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income. These gains and losses generally correspond to changes in the hedged balance sheet items.

  Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

  Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

  At the balance sheet date, our net financial position based on cash and cash equivalents plus marketable securities and bank loans was €566m (December 31, 2001: €62m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 1.7 years (December 31, 2001: approximately 3 years).

  The credit risks arising from derivative financial instruments are limited to the positive fair values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into only with prime-rated debtors and banks within fixed risk limits.

  (32) Contingent liabilities and other financial commitments

	2002	2001
Contingent liabilities
Financial guarantees	23	29
	23	29
Other financial commitments
Liabilities under operating leases
due within 1 year	47	29
due between 1 and 5 years	100	61
due after 5 years	47	6
Authorized capital expenditure	300	275
	494	371

  The Schering AG Group has entered into long-term research agreements with various third parties, under which the Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains licenses to market the developed products, such as Campath®/MabCampath™ (partner: ILEX Oncology, Inc.) and Zevalin® (partner: IDEC Pharmaceuticals Corp.). The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

2003	63
2004	78
2005	22
2006	5
2007	5
thereafter	—
173

  (33) Segment reporting

							Central production overhead/variances	Research and development expenses				Other significant non-cash expenses			Investments in intangibles and property, plant and equipment	Segment assets by geographical location
	Segment net sales	Internal net sales	External net sales	Change from last year	Segment performance	Change from last year			Segment result	Change from last year			Segment assets	Segment liabilities			Investments by geographical location
											Depreciation
2002
Europe Region*	3,266	909	2,357	8%	1,040	13%	– 62	–430	548	19%	101	10	2,035	802	193	2,429	386
United States Region	1,288	6	1,282	15%	366	16%	– 11	–251	104	44%	108	5	927	263	287	719	162
Japan Region	580	1	579	–13%	229	– 6%	– 14	–109	106	– 1%	21	—	441	53	31	383	9
Latin America/Canada Region	480	50	430	–16%	143	–16%	– 7	– 93	43	–55%	16	—	168	31	42	135	29
Asia/Middle East Region	236	12	224	5%	82	14%	– 13	– 40	29	–19%	5	—	115	7	16	83	5
Other Activities	206	55	151	– 4%	75	– 6%	– 35	– 24	16	–52%	10	—	134	6	28	71	6
Segment total	6,056	1,033	5,023	4%	1,935	7%	–142	–947	846	5%	261	15	3,820	1,162	597	3,820	597
Other	—	—	—	—	–1,194	5%	142	947	–105	–22%	31	4	1,572	1,281	49	1,572	49
Schering AG Group	6,056	1,033	5,023	4%	741	11%	—	—	741	11%	292	19	5,392	2,443	646	5,392	646

2001
Europe Region*	3,041	858	2,183	9%	922	13%	– 60	–402	460	14%	99	20	1,848	795	156	2,042	279
United States Region	1,121	8	1,113	12%	315	8%	– 8	–235	72	71%	65	10	768	259	133	729	54
Japan Region	663	—	663	– 1%	244	– 1%	– 15	–122	107	– 1%	27	9	488	50	27	445	16
Latin America/Canada Region	540	29	511	8%	170	12%	– 7	– 68	95	9%	14	—	249	50	28	223	22
Asia/Middle East Region	222	9	213	8%	72	4%	– 12	– 24	36	0%	9	—	116	9	17	88	8
Other Activities	257	98	159	5%	80	10%	– 34	– 13	33	27%	16	—	165	16	27	107	9
Segment total	5,844	1,002	4,842	8%	1,803	9%	–136	–864	803	15%	230	39	3,634	1,179	388	3,634	388
Other	—	—	—	—	–1,135	12%	136	864	–135	121%	24	13	1,629	1,513	35	1,629	35
Schering AG Group	5,844	1,002	4,842	8%	668	4%	—	—	668	4%	254	52	5,263	2,692	423	5,263	423
* Incl. Africa, Australia and New Zealand

  Our primary segment reporting format is geographic, based on the location of the customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

  Segment net sales include both sales to third parties (external net sales) and sales to Group companies belonging to a different region (internal net sales). Inter-segment sales are determined at arm’s length prices.

  Information on External net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Leiras, Jenapharm, CIS bio international and Justesa Imagen Group, generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

  Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

  The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

  The total of the Segment results is reconciled to the consolidated Operating profit as follows:

	2002	2001
Total of Segment results	846	803
Cost of corporate functions	–198	–188
Other operating income/expenses	93	53
Total other	–105	–135
Operating profit	741	668

  The cost of corporate functions comprises administration costs of Schering AG. Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions are summarized in other operating income/expenses.

  The increase in other operating income/expenses in 2002 relates mainly to an increased result from foreign exchange-rate hedges.

  Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contain pension expenses shown under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities which are included under Other. Financial liabilities mainly consist of €439m (December 31, 2001: €911m) pension obligations from German retirement benefit plans. The corresponding €44m (2001: €76m) in interest costs is included in the Financial result.

  Our secondary segment reporting format is based on the Business Areas:

				Investments
				in intangibles
				and property
	External	Change from	Segment	plant and
	net sales	last year	assets	equipment
2002
Gynecology&Andrology*	1,613	7%	1,131	102
Specialized Therapeutics	1,637	10%	1,262	373
Diagnostics&
Radiopharmaceuticals	1,406	–3%	1,109	83
Dermatology	217	–5%	191	18
Other Sources	150	–7%	127	21
Segment total	5,023	4%	3,820	597
Other	—	—	1,572	49
Schering AG Group	5,023	4%	5,392	646

2001
Gynecology&Andrology*	1,510	12%	1,069	131
Specialized Therapeutics	1,491	6%	1,044	153
Diagnostics&
Radiopharmaceuticals	1,452	7%	1,199	73
Dermatology	227	3%	195	15
Other Sources	162	3%	127	16
Segment total	4,842	8%	3,634	388
Other	—	—	1,629	35
Schering AG Group	4,842	8%	5,263	423
* In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology.

  (34) Information on principal companies included in the consolidated financial statements for the year ended December 31, 2002

Name and location of company [1]	% of equity	Equity[2]	Result[2]	Sales[2]	Employees
Germany
Schering AG, Berlin[3]		1,392	432	2,280	8,373
Schering Deutschland Holding AG, Hamburg[4]	100.0	272	42	435	668
Jenapharm GmbH&Co. KG, Jena[4]	100.0	143	48	174	1,088
Schering Finnland Holding GmbH, Berlin [4]	100.0	141	71	208	981
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	22	2	65	141
Schering S.A., Lys-Lez-Lannoy/France[4]	99.9	190	8	371	1,537
Schering Holdings Ltd., Burgess Hill/UK4	100.0	16	6	151	338
Schering S.p.A., Milan/Italy[4]	100.0	72	14	293	843
Schering Nederland B.V., Weesp/Netherlands	100.0	33	4	61	85
Schering Wien Ges.m.b.H., Vienna/Austria	100.0	294	14	63	171
Schering Lusitana Lda., Mem Martins/Portugal	100.0	13	2	49	128
Schering (Schweiz) AG, Zurich/Switzerland	100.0	17	4	64	72
Schering España S.A., Madrid/Spain[4]	99.9	76	15	210	667
Schering Alman Ilaç ve Ecza Ticaret Ltd.,
Sirketi, Istanbul/Turkey	100.0	12	–6	54	151
North America
Schering Berlin Inc., Wilmington, Del./USA[4]	100.0	840	222	1,281	3,630
Berlex Canada Inc., Lachine/Canada	100.0	9	2	68	201
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	8	–4	51	356
Schering do Brasil Ltda., São Paulo/Brazil	100.0	39	–3	145	769
Schering Colombiana S.A., Bogotá/Colombia	100.0	21	3	67	316
Schering Mexicana S.A., Mexico City/Mexico	100.0	44	10	99	264
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	76.8	9	0	29	441
Nihon Schering K.K., Osaka/Japan	100.0	132	18	560	1,592
Schering Pty. Ltd., Sydney/Australia	100.0	17	5	72	111
Schering Korea Ltd., Seoul/Korea	100.0	25	4	63	249
Schering Bangkok Ltd., Bangkok/Thailand[4]	100.0	5	1	17	124
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	10	0	26	100

  [1] The complete list of the Group’s ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.
  [2] In the case of companies outside the euro zone, equity and annual results were translated from local currency amounts into € at the exchange rate in effect on December 31, 2002. Sales were translated into € at the annual average rate of exchange. Amounts in millions of €.
  [3] Most of the sales of Schering AG stem from the sales to subsidiaries; these sales are not included in the consolidated financial statements.
  [4] Figures include consolidated subsidiaries.

  (35) Emoluments of the Supervisory Board and the Executive Board; loans granted
  The total remuneration of the members of the Supervisory Board amounted to €3,420 thousand, including €60 thousand fixed compensation and €3,360 thousand variable compensation. The total amount includes €209 thousand to remunerate the members of the committees for their additional activities.

  A member of the Supervisory Board has received an annual fee for consultancy services [see “Related Party Transactions”].

  The total remuneration of the members of the Executive Board amounted to €10,546 thousand and is composed as follows:

€ thousand	Fixed	Variable	Exercise
	compensation	compensation	LTI Plan 1998
Dr. Hubertus Erlen (Chairman)	504	1,725	301
Other members of the Executive Board	2,050	5,966	—
	2,554	7,691	301

  A provision of €19,294 thousand has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2002 amounted to €1,781 thousand. As part of the stock option plans set up in 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 104,400 Schering AG shares as of December 31, 2001. These options may be exercised between 2003 and 2006. The exercise of the options depends on certain performance criteria relating to the Schering AG share price, which are determined under the provisions of the plans [see Note (36)].

  In addition, members of the Executive Board held 104,000 options as part of the LTI Plan 2001/I and 120,000 options as part of the LTI Plan 2001/II, which are subject to the fulfillment of certain conditions. These options do not grant the right to acquire Schering AG shares, but rather the right to a cash settlement of the difference between the market price of Schering AG shares at the time of exercise and the exercise price [see Note (36)].

  The maximum number of shares or stock appreciation rights that can be received by the members of the Executive Board under the provisions of the LTI Plans is as follows:

	LTI Plan 2000	LTI Plan 2001/I	LTI Plan 2001/II
Dr. Hubertus Erlen (Chairman)	22,500	20,000	20,000
Other members of the Executive Board	81,900	84,000	100,000
	104,400	104,000	120,000

  As of December 31, 2002, a member of the Supervisory Board held non-transferable stock options for a maximum of 22,500 Schering AG shares, which were granted to him in his former capacity as a member of the Executive Board of Schering AG under the stock option plan set up in 2000.

  As of December 31, 2002, a loan was granted to a member of the Supervisory Board and a member of the Executive Board respectively [see “Related Party Transactions”].

  A directors’ and officers’ liability insurance policy has been taken out. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

  The members of the Supervisory Board and the Executive Board are listed under "Directors and Officers".

  (36) Stock option plans
  In 1998, 2000, and 2001, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”). Participants in the 1998 and 2000 LTI Plans who invested in Schering AG shares received options entitling them to subscribe for additional Schering AG shares free of charge. The number of options granted depended on the number of shares purchased: for every 18 shares, participants received one option entitling them to receive up to a maximum of 180 shares. The options can be exercised during the exercise period provided that the participants still hold the original shares at the beginning of this period. The number of shares that can be subscribed depends on the performance of Schering AG shares in absolute terms (performance) and compared with a benchmark index (outperformance). The performance exercise hurdle for members of the Executive Board is 20% under the LTI Plan 1998 and 30% under the LTI Plan 2000.

  The first tranche of the LTI Plan 2001 (LTI Plan 2001/I) was introduced in 2001, and the second tranche (LTI Plan 2001/II) was introduced in 2002. Both tranches distinguish between two groups of beneficiaries: “Top Executives” and “Key Managers”. “Top Executives” participating in the LTI Plans 2001/I and 2001/II invested in Schering AG shares and received stock appreciation rights. Beneficiaries do not receive any subscription right for shares when they exercise these rights, but a cash payout in the amount of the difference between the defined strike price and the price of the Schering AG share on the exercise date. The strike price for “Top Executives” was fixed at the share price at the date of grant of the options (LTI Plan 2001/I: €54.66, LTI Plan 2001/II: €66.48). For these beneficiaries, exercise of the options is tied either to a 30% increase in the price of Schering AG shares or to the performance of the shares against a benchmark index (outperformance).

  “Key managers” were granted options entitling them to subscribe for shares when the options are exercised. This group was not required to invest in Schering AG shares in order to participate, and exercise of the options is not tied to specific exercise hurdles. The strike price of the options granted to “Key Managers” was set at 110% of the share price at the date of grant (LTI Plan 2001/I: €60.13, LTI Plan 2001/II: €73.13).

  The cost of the stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using valuation models. However, the costs of the LTI Plans 1998 and 2000 have been largely hedged by the purchase of Schering AG call options. A provision is recognized pro rata on the basis of these costs. The costs of the options under the LTI Plans 1998, 2000, 2001/I “Top Executives” and 2001/II “Top Executives” are recognized as expenses. By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II due to the conditions mentioned above, as these were designed as fixed stock option plans.

	LTI Plan 1998	LTI Plan 2000
Number of options outstanding as of Jan. 1, 2002	500	4,807
Granted	—	—
Forfeited in 2002	—	30
Exercised in 2002	500	—
Number of options outstanding as of Dec. 31, 2002	0	4,777
Maximum number of award shares	—	859,860
Exercise price per share (€)	0	0
Compensation costs in 2002 (€m)	2	2
Compensation costs in 2001 (€m)	0	15
Benchmark index	DAX	STOXX Healthcare
Date of grant	Jan. 1, 1998	Jan. 1, 2000
Exercise period	Jan. 1, 2001 until Dec. 31, 2002	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001/I
	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2002	413,500	806,100
Granted	—	—
Forfeited in 2002	—	12,000
Exercised in 2002	—	—
Number of options outstanding as of Dec. 31, 2002	413,500	794,100
Maximum number of award shares	—	794,100
Exercise price per share (€)	54.66	60.13
Compensation costs in 2002 (€m)	0	—
Compensation costs in 2001 (€m)	2	—
Benchmark index	MSCI World Pharma&Biotech
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

	LTI Plan 2001/II
	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2002	0	0
Granted	411,000	1,040,500
Forfeited in 2002	—	5,800
Exercised in 2002	—	—
Number of options outstanding as of Dec. 31, 2002	411,000	1,034,700
Maximum number of award shares	—	1,034,700
Exercise price per share (€)	66.48	73.13
Compensation costs in 2002 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

  (F) SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

  (Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

  (37) Reconciliation to U.S. GAAP
  The Group’s consolidated financial statements have been prepared in accordance with International Accounting Standards, which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders’ equity are set out in the tables below:

Reconciliation of net profit to U.S. GAAP
	Note	2002	2001
Net profit under IAS		867	418
U.S. GAAP adjustments
Business combinations
Acquired R&D	(a)	–119	–12
Other differences	(a)	13	– 8
Property, plant and equipment
Capitalization of interest	(b)	– 1	–2
Reversal of impairment losses	(b)	1	– 2
Internal-use software	(c)	– 3	– 3
Equity investment (Aventis CropScience)	(d)	71	8
Inventories	(e)	6	– 5
Provisions for pensions	(f)	2	1
Other provisions	(g)	– 2	– 5
Schering AG call options	(h)	—	—
Stock option plans	(i)	14	35
Cash flow hedges	(j)	—	–11
Tax effect on U.S. GAAP adjustments	(k)	– 1	21
Net profit under U.S. GAAP		848	403

Earnings per share under U.S. GAAP (€)
basic		4.30	2.04
diluted		4.29	2.03
Reconciliation of shareholders’ equity to U.S. GAAP
	Note	2002	2001
Shareholders’ equity under IAS		2,934	2,556
U.S. GAAP adjustments
Business combinations
Acquired R&D	(a)	–175	–83
Other differences	(a)	28	16
Property, plant and equipment
Capitalization of interest	(b)	17	18
Reversal of impairment losses	(b)	– 3	– 4
Internal-use software	(c)	—	3
Equity investment (Aventis CropScience)	(d)	—	–71
Inventories	(e)	18	12
Provisions for pensions	(f)	– 54	– 1
Other provisions	(g)	3	5
Schering AG call options	(h)	– 10	–11
Stock option plans	(i)	34	35
Cash flow hedges	(j)	—	—
Tax effect on U.S. GAAP adjustments	(k)	2	–18
Shareholders’ equity under U.S. GAAP		2,794	2,457

  (a) Business combinations
  Under IAS, acquired in-process research is not identified as an acquired asset in connection with the allocation of the purchase price, but rather capitalized as goodwill and amortized over its expected useful life. U.S. GAAP requires the identification of acquired in-process research as a separate component of the purchase price allocation. Such amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IAS. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002). With regard to our acquisition of Collateral Therapeutics, the difference between the purchase price and net assets acquired was identified as in-process research and expensed in the amount of €131m under U.S. GAAP. In determining the cost of the acquisition, securities issued by the acquirer are measured at their fair value at the date of the exchange transaction under IAS. Under U.S. GAAP, the purchase price determination is based on the market price of the securities over a reasonable period of time before and after the date that the terms of the acquisition are agreed to and announced, thereby resulting in an increase in the purchase price of €18m for the acquisition of Collateral Therapeutics compared with IAS.

  Under U.S. GAAP, the negative goodwill arising on the acquisition of CIS bio international is deducted proportionately from non-current assets, excluding securities.

  In contrast to IAS, goodwill arising from acquisitions is not amortized under U.S. GAAP with effect from January 1, 2002. In fiscal 2001, amortization charges amounting to €35m were included in net profit under U.S. GAAP. The obligatory annual impairment test did not result in goodwill impairment. The impairment test is based on the present value of estimated future cash flows.

  (b) Property, plant and equipment
  The Group does not capitalize interest costs on self-constructed assets under IAS. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €4m (2001: €4m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2002 was €17m (December 31, 2001: €18m). The reduction relates to depreciation.

  Impairments of fixed assets at our production plant in Bergkamen during fiscal 2000 and 2001 have been reversed under IAS. Impairment losses cannot be reversed under U.S. GAAP.

  (c) Internal-use software
  As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” under U.S. GAAP. This statement requires the capitalization of certain costs incurred in the development of software for internal use, including payroll and payroll-related costs. Under IAS, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under U.S. GAAP, but expensed under IAS.

  (d) Equity investment (Aventis CropScience)
  The application of U.S. GAAP in the consolidated financial statements of Aventis CropScience reduced the carrying amount of our equity investment. The most significant differences related to acquired in-process research from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhône-Poulenc Agro. Due to the lower book value under U.S. GAAP, the sale of our investment resulted in a higher profit.

  (e) Inventories
  Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated between cost of sales and inventories.

  (f) Provisions for pensions
  Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers’ Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized in income each year through 2008.

  Due to the establishment of the Schering Pension Trust as of January 1, 2001, we have adopted the “corridor approach” in the IAS consolidated financial statements. The amortization of actuarial gains/losses amounting to €3m [see Note (24)] is primarily related to the first-time application of IAS 19 “Employee Benefits (revised)” in 1999 and is eliminated in the reconciliation. Under IAS, prior to January 1, 2001, any actuarial gain/loss was amortized over the average remaining service period of active employees.

  Where the Accumulated Benefit Obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. An additional liability amounting to €54m was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. A corresponding contra item (€33m after deferred taxes) has been directly recognized as part of Other comprehensive income.

  (g) Other provisions
  The reconciliation item relates almost exclusively to liabilities arising from our early retirement program, under which an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IAS, the (discounted) incremental costs are provided for in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are recognized over the employees’ remaining service period (on an undiscounted basis).

  (h) Schering AG call options
  Schering AG call options acquired to hedge the LTI 1998 and LTI 2000 stock option plans are recognized as an asset under IAS. Under U.S. GAAP, the Schering AG call options are deducted from equity.

  (i) Stock option plans
  Refer to Note (36) of the consolidated financial statements for a description of our stock option plans (LTI 1998, LTI 2000, LTI 2001/I and LTI 2001/II). Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (38) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

  LTI Plan 1998 and LTI Plan 2000: The LTI 1998 and LTI 2000 stock option plans are variable award plans. Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions at each balance sheet date and the performance of a benchmark index (DAX and STOXX Healthcare). The costs of the LTI Plans 1998 and 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IAS, the accumulated unvested compensation costs are shown as a liability. Under U.S. GAAP, these costs are deducted from equity.

  LTI Plan 2001: Both LTI Plan 2001/I “Top Executives” and LTI Plan 2001/II “Top Executives” are variable award plans. Compensation costs under IAS are measured on the basis of an estimate of the outcome of the performance conditions at each balance sheet date by utilizing valuation models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates. The plans are designed as stock appreciation right plans. At exercise, the award will be settled by a cash payment amounting to the difference between the market price of Schering AG shares at the date of exercise and the exercise price. Compensation costs are therefore accrued as a liability under both IAS as well as under U.S. GAAP.

  (j) Cash flow hedges
  Prior to January 1, 2001, gains and losses from currency hedging of anticipated sales and expenses were deferred under IAS by applying hedge accounting. Accordingly, we recognized gains of €11m in 2001 (net of tax: €7m) relating to 2000 hedging contracts, since these gains are related to sales and expenses realized in 2001. No hedge accounting was applied under U.S. GAAP.

  As of January 1, 2001, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” under U.S. GAAP and IAS 39 “Financial Instruments: Recognition and Measurement” under IAS. Hedging of anticipated sales and expenses is now accounted for as a cash flow hedge under U.S. GAAP and IAS.

  (k) Tax effect on U.S. GAAP adjustments
  This reconciliation item includes all tax effects due to the aforementioned reconciling items, except the adjustment relating to the equity method (Aventis CropScience), which is presented net of tax.

  (38) Additional U.S. GAAP information
  SFAS No. 130 “Reporting Comprehensive Income”
  SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders’ equity except those resulting from investments by or distributions to shareholders.

  Statement of comprehensive income for the years ended December 31:

	2002	2001
U.S. GAAP net profit [see Note (37)]	848	403
Currency translation adjustments
IAS accounts	–234	7
Reconciliation to U.S. GAAP	8	—
Available-for-sale securities
Unrealized gains and losses
(after deferred taxes of €14m; 2001: €16m)	– 45	–59
Less realized gains (–) and losses (+) recognized in net profit
(after tax expense €–4m; 2001: €2m)	21	– 2
Less gains (–) and losses (+) resulting from currency translation
adjustments (after deferred taxes of €1m)	– 1	—
Cash flow hedges
Unrealized gains and losses
(after deferred taxes of €–27m; 2001: €–3m)	41	5
Less realized gains (–) and losses (+) recognized in net profit
(after tax expense €14m; 2001: €1m)	– 21	– 1
Minimum pension liability
(after deferred taxes of €21m)	– 33	—
Other comprehensive income, net of tax	–264	–50
Comprehensive income, net of tax	584	353

  Accumulated other comprehensive income balances as of December 31:

					Accumulated
	Currency	Available-	Derivative	Minimum	other
	translation	for-sale	hedging	pension	comprehensive
	adjustment	securities	instruments	liability	income
Jan. 1, 2001	91	89	—	—	180
Other comprehensive income 2001	7	–61	4	—	–50
Dec. 31, 2001	98	28	4	—	130
Other comprehensive income 2002	–226	– 25	20	– 33	–264
Dec. 31, 2002	–128	3	24	– 33	–134

  Statement of U.S. GAAP shareholders’ equity as of December 31:

	2002	2001
Equity according to U.S. GAAP before
Accumulated other comprehensive income	2,928	2,327
Accumulated other comprehensive income	–134	130
Total equity according to U.S. GAAP	2,794	2,457

  Available-for-sale securities:

		Gross	Gross
	Book	unrealized	unrealized	Fair
	value	gains	losses	value
As of December 31, 2002
Investments (non-current)	25	2	5	25
Marketable securities	249	6	—	249
	274	8	5	274

As of December 31, 2001
Investments (non-current)	69	30	—	69
Marketable securities	103	3	—	103
	172	33	—	172

  Proceeds from sales of available-for-sale securities in 2002 amounted to €31m (2001: €144m). Gross gains of €17m were realized on the sale of securities in 2001. Gross gains in 2002 as well as gross losses in 2002 and 2001 on such sales were immaterial. In 2002, impairment losses of €26m were recognized (2001: €44m). In December 2001, securities with a fair value of €250m were transferred to the Schering Pension Trust, thereby realizing a gain of €35m.

  Maturities of fixed-term marketable securities as of December 31, 2002 are as follows:

	Book value	Market value
Less than 1 year	48	48
Between 1 and 5 years	4	4
More than 5 years	3	3

  As of December 31, 2002, the Group also held an investment in a fixed-income fund of €185m.

  Impairment of long-lived assets
  The Group periodically evaluates the carrying amount of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. Under U.S. GAAP, the carrying amount of a long-lived asset is considered impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2002 and 2001, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IAS and U.S. GAAP.

  Summarized financial information for significant associates
  At December 31, 2002, six investments were accounted for using the equity method:

Percentage of common stock on Dec. 31, 2002
Focus Inhalation Oy, Turku	19.9%
Leiras Fine Chemicals Oy, Turku	50.0%
Medac GmbH, Hamburg	25.0%
metaGen Pharmaceuticals GmbH, Berlin	42.6%
Molypharma S.A., Madrid	22.3%
Oy Leiras Finland AB, Helsinki	49.0%

  The table below contains aggregated financial information for Aventis CropScience Holding S.A. for fiscal 2001 after adjustment of this company’s financial statements to comply with the Group’s accounting policies. Our investment was divested in early June 2002.

2001
Net sales	4,303
Gross profit	2,164
Net profit	391
Assets other than fixed assets	3,437
Fixed assets	1,982
Current liabilities	3,023
Non-current liabilities	736
Shareholders’ equity	1,660

  The Group’s share of net profit from January until May 2002 amounted to €45m (fiscal 2001: €85m).

  The amount at which the investment in this company was carried in the consolidated financial statements 2001 exceeded the amount of underlying equity in net assets by €114m.

  Corporate Debt
  At December 31, 2002, the Schering AG Group had aggregate unused committed lines of credit of €192m (December 31, 2001: €47m).

  Employee benefit plans
  The information required by SFAS No. 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (24) to the consolidated financial statements.

  Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IAS [see Note (4)].

  Under IAS, interest relating to the pension obligations not transferred to external funds is presented in the Financial result [see Note (9)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €44m (2001: €76m).

  Stock option plans
  In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide additional disclosures required under SFAS No. 123.

  LTI Plans 1998 and 2000: The fair value of one option for the LTI Plan 1998 at the date of grant (January 1, 1998) was €2,408 (€10m for all options). The fair value of one option for the LTI Plan 2000 at the date of grant (January 1, 2000) was €6,374 (€32m for all options). Both calculations were based on a Monte Carlo simulation.

  LTI Plan 2001/I: The fair value of one option for the LTI Plan 2001/I “Top Executives” at the date of grant (May 2, 2001) was €15.37 (€6m for all options). The fair value of one option for the LTI Plan 2001/I “Key Managers” at the date of grant (May 2, 2001) was €13.34 (€11m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	1.2%
Risk-free interest rate	4.8%
Volatility	25%

  LTI Plan 2001/II: The fair value of one option for the LTI Plan 2001/II “Top Executives” at the date of grant (May 2, 2002) was €19.15 (€8m for all options). The fair value of one option for the LTI Plan 2001/II “Key Managers” at the date of grant (May 2, 2002) was €16.73 (€17m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	1.2%
Risk-free interest rate	4.75%
Volatility	27.2%

  The pro forma information prepared in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, is as follows:

	2002	2001
Net profit, as reported (U.S. GAAP)	848	403
Add: Stock-based employee compensation expense determined under APB No. 25	–10	16
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	–22	–43
Pro forma net profit (U.S. GAAP)	816	376

Basic earnings per share (€):
as reported	4.30	2.04
pro forma	4.14	1.90

Diluted earnings per share (€):
as reported	4.29	2.03
pro forma	4.12	1.89

  Intangible assets
  Expected amortization on intangible assets, excluding amortization on goodwill:

	IAS	U.S. GAAP
2003	81	103
2004	75	96
2005	68	87
2006	56	65
2007	50	58

  Goodwill
  Allocation of goodwill to the primary segments:

	IAS	U.S. GAAP
Europe Region	313	148
United States Region	101	46
Japan Region	17	6
Latin America/Canada Region	5	0
Asia/Middle East Region	4	2
Other Activities	0	0
	440	202

  Under IAS, acquired in-process research is capitalized as goodwill. U.S. GAAP requires such amounts to be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IAS.

  Effective January 1, 2002, goodwill is no longer amortized in accordance with SFAS No. 142. If the standard had been applied already in 2001, net profit and earnings per share would have been as follows:

	2002	2001
Net profit, as reported (U.S. GAAP)	848	403
Goodwill amortization	—	35
Net profit, adjusted (U.S. GAAP)	848	438

Basic earnings per share (€), as reported	4.30	2.04
Goodwill amortization	—	0.18
Basic earnings per share (€), adjusted	4.30	2.22

Diluted earnings per share (€), as reported	4.29	2.03
Goodwill amortization	—	0.18
Diluted earnings per share (€), adjusted	4.29	2.21

  Legal proceedings
  The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group’s consolidated results of operations, financial condition and cash flows. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

  Schering AG has always assumed certain liabilities for ecological and other risks in connection with the sale of business areas. The warranty assumed in 1992 in relation to the sales of our Industrial Chemicals and Natural Substances division expires in 2004.

  What we believe to be the most significant of the proceedings and claims are described below.

  The Group’s Brazilian subsidiary is a defendant in approximately 460 civil actions brought in courts in Brazil by women, suing individually and claiming that they became pregnant unintentionally. Most of them claim that they became pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group’s Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine.

  The Group’s subsidiary in Great Britain, Schering Health Care Ltd., was one of three manufacturers of so-called “third-generation” combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. Seven cases out of a total of 117 individual claims (44 of which are claims against Schering Health Care Ltd.) were determined by the court as lead cases. All such lead cases have been dismissed by the court.

  In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim, Inc., which alleged patent infringement, antitrust violations and tortious interference with contractual relations. Subsequently, in a separate action, Medrad sued Liebel-Flarsheim and several of its affiliates, including Mallinckrodt, Inc., alleging unfair competition, trademark dilution, misappropriation, damage to business reputation, tortious interference and civil conspiracy. In October 2001 and February 2002, the U.S. District Court for the Western District of Pennsylvania, on a summary judgment motion, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim has appealed these rulings. Briefs with respect to this appeal are expected to be filed in the first half of 2003. In October 2002, Medrad and Liebel-Flarsheim reached a settlement with respect to Liebel-Flarsheim’s remaining claims, under which Liebel-Flarsheim dismissed all claims under its suit other than the patent claims (which, as we noted, are being appealed) and Medrad dismissed all claims under the suit it had brought against Liebel-Flarsheim and its affiliates. Medrad will continue to contest vigorously the remaining litigation against Liebel-Flarsheim and its affiliates.

  A settlement was reached in January 2002 in connection with infringement litigation between the Group’s subsidiary in the United States, Berlex Laboratories, Inc., and Biogen, Inc. over patents covering the proprietary technology concerning the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and its manufacture, use and sale in the United States. Under this settlement, Biogen has paid the Group $20m. Following a U.S. Court of Appeals decision handed down on January 31, 2003, which partially reversed a U.S. District Court ruling granting summary judgment in favor of Biogen, Biogen will make another payment of $55m to the Group in addition to the initial payment of $20m from January 2002. These payments will be shared with Stanford University and Chiron Corporation according to existing contractual arrangements.

  The Group’s subsidiary in the United States, Berlex Laboratories, Inc., was named as one of the defendants in a lawsuit filed by Suffolk County, New York, in January 2003, against 29 pharmaceutical companies. The lawsuit alleges that pharmaceutical companies have overcharged Suffolk County for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. The County is seeking a variety of unspecified damages from the various pharmaceutical companies. The lawsuit is in its preliminary stages and none of the defendants, including Berlex, has responded to the County’s allegations. Berlex intends to vigorously defend itself against the allegations made in the lawsuit.

  Bayer AG has notified Schering AG in several cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement, which might lead to damages for which the Group could be held liable. This includes a claim alleging the violation of a financial statement guarantee, for which Bayer demands payment of a significant amount as damages. It cannot be precisely estimated at the date of this report whether the underlying facts justify such a claim and, if so, to what extent Schering AG would be liable. We are currently evaluating the factual aspects of the claim and will contest it together with Aventis S.A.

  Dividends
  Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 2002, the unappropriated retained earnings of Schering AG totaled €217m, resulting from 2002 net profit of €432m, less a transfer of €215m to Retained earnings, as determined by the Executive Board and the Supervisory Board.

  Related Party Transactions
  Aventis CropScience: In June 2002, we completed the sale of our 24% interest in Aventis CropScience to Bayer AG for € 1.5 billion in cash. On October 2, 2001, we had entered into a stock purchase agreement with Bayer for such sale.

  Shareholders: Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors’ and officers’ liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm’s length basis.

  Directors: Certain members of the Supervisory and Executive Boards are members of the supervisory boards of various financial institutions with which we engage in transactions in the ordinary course of business.

  Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications since June of 1996. The annual fee for these services, which are provided in line with a consultancy agreement, is €56,242.

  A loan with a balance of €33 thousand to one member of the Supervisory Board and a loan with a balance of €100 thousand to one member of the Executive Board were in existence as of December 31, 2002 (repayments in 2002 amounted to €158 thousand). Interest of 6% and 5.5% respectively is charged on the loans, one of which is repayable over 13 years, the other over 5 years. All such loans have been granted prior to July 29, 2002 and have not been amended or extended since then.

  New Accounting Standards under U.S. GAAP
  We have applied SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” since January 1, 2002. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations. In addition, it establishes criteria for the separate recognition of intangible assets from goodwill.

  Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer subject to amortization, but must be tested for impairment annually using a defined procedure, resulting in the recognition of an impairment loss if appropriate. In fiscal 2001, goodwill amortization charges amounting to €35m were included in net profit under U.S. GAAP. Impairment testing of goodwill from earlier acquisitions performed in 2002 did not result in any impairment losses. Impairment testing was performed on the basis of the present value of estimated future cash flows. In addition, the estimated remaining useful lives of existing intangible assets were reviewed effective January 1, 2002 and, where necessary, their amortization periods adjusted to reflect the changes in their remaining useful lives.

  In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the application of SFAS No. 143 to materially impact our U.S. GAAP reconciliation.

  In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The application of this Standard had no impact on our U.S. GAAP reconciliation.

  In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability associated with the exit or disposal of activities be recognized only when the liability is incurred, and not when the entity concerned commits to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We currently do not expect the application of SFAS No. 146 to materially impact our U.S. GAAP reconciliation.

  On December 31, 2002, the Financial Accounting Standards Board issued SFAS No. 148 “Accounting for Stock-Based Compensation –Transition and Disclosure”, which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. SFAS No. 148 is effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been taken into account in the additional information provided on U.S. GAAP [see Note (38)].

  Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51”, which clarifies the application of the con-solidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003; for variable interest entities created prior to February 1, 2003, the consolida-tion requirements of FIN No. 46 will be effective as of July 1, 2003. We do not expect an effect on our U.S. GAAP reconciliation from the application of the new FASB rules, since we hold no investment that qualifies as a qualifying special purpose entity or a variable interest entity.

  Overview Last Five Years

Assets	1993	1998	1999	2000	2001	2002
Intangible assets	32	381	454	501	654	846
Property, plant and equipment	1,109	1,081	1,123	1,201	1,260	1,230
Financial assets	140	446	581	543	666	120
Fixed assets	1,281	1,908	2,158	2,245	2,580	2,196
as % of total assets	35	42	47	43	49	41
Inventories	691	594	682	779	881	971
Receivables and other assets	812	1,068	1,206	1,530	1,507	1,568
Marketable securities,
cash and cash equivalents	850	999	583	652	295	657
Total assets	3,634	4,569	4,629	5,206	5,263	5,392

Equity and liabilities	1993	1998	1999	2000	2001	2002
Paid-up capital	525	525	528	528	528	528
Retained earnings	964	1,485	1,570	1,769	2,028	2,406
Shareholders' equity	1,489	2,010	2,098	2,297	2,556	2,934
as % of total assets	41	44	45	44	49	54
as % of fixed assets	116	105	97	102	99	134
Minority interests	3	48	55	92	15	15
Non-current provisions	1,071	1,427	1,445	1,526	1,256	1,073
Financial liabilities	302	177	186	234	233	91
Other provisions and liabilities	769	907	845	1,057	1,203	1,279
Total equity and liabilities	3,634	4,569	4,629	5,206	5,263	5,392

Capital expenditure/Depreciation	1993	1998	1999	2000	2001	2002
Capital expenditure on
property, plant and equipment	237	180	163	184	229	281
Depreciation of property,
plant and equipment	195	160	162	178	176	170
Capital expenditure
depreciation ratio in %	121	113	101	103	130	165
Net sales/Income/Cash flow	1993	1998	1999	2000	2001	2002
Net sales	2,742[1]	3,285	3,674	4,493	4,842	5,023
Percentage change
on previous year	6	3	12	22	8	4
Income before interest,
expenses and taxes	352	516	549	723	781	1,197
Percentage return on total capital	10	11	12	14	15	22
Interest payable	– 83	– 92	– 90	– 88	– 83	– 52
Income taxes	–138	–175	–181	–290	–270	–276
Net profit before minority interest	131	249	278	345	428	869
Percentage return on sales	5	8	8	8	9	17
Percentage return on equity	9	12	13	15	17	30
Basic earnings per share as per IAS[2] in €	0.63	1.19	1.35	1.70	2.11	4.39
Cash flow	387	505	631	645	653	749
as % of net sales	14	15	17	14	13	15
as % of total assets	11	11	14	12	12	14

Personnel/Research	1993	1998	1999	2000	2001	2002
Wages and salaries, social security
and support payments, pensions	971	1,070	1,160	1,422	1,531	1,595
Employees (average for year)	23,273	21,818	22,430	23,720	25,056	26,245
Personnel costs in € per capita	41,722	49,048	51,716	59,949	61,103	60,773
Research and development costs	496	628	684	811	864	947
as % of net sales	18	19	19	18	18	19

Share buyback/Appropriation of profits	1993	1998	1999	2000	2001	2002
Amounts used for purchase
of treasury shares	—	70	183	—	—	234
Net profit of Schering AG	93	154	213	227	201	432
Transfer to retained earnings	43	63	48	29	37	215[3]
Dividend volume	50	91	165	198	164	183
Dividend per share in DM	14.22	—	—	—	—	—
Dividend per share in €	—	1.35	2.50	1.00	0.83	0.93
Adjusted dividend per share[2] in €	0.24	0.45	0.50[4]	0.67[4]	0.83	0.93

  [1] Net sales in Pharmaceuticals division: €2,116m
  [2] Figures for 1993-1999 adjusted according to the 1:3 share split as of June 1, 2000; figure for 1993 additionally adjusted by a factor of 1:10
  [3] The Executive Board will propose to the General Meeting an additional transfer of €34m to Retained earnings.
  [4] Plus bonus dividend of €0,33 per share

  Supervisory Board

  Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935
  Chairman of the Supervisory Board
  First elected: Apr. 26, 2001
  Elected until: Apr. 16, 2004
  Chairman of the Supervisory Board
  ? Axel Springer Verlag AG, Berlin
  ? HUGO BOSS AG, Metzingen
  Member of the Supervisory Board
  ? Allianz Lebensversicherungs-AG, Stuttgart
  ? Berliner Kraft- und Licht (BEWAG)-AG, Berlin
  ? Degussa AG, D?orf
  ? Vattenfall Europe AG, Berlin
  Chairman of the Administrative Board
  ? Riunione Adriatica di Sicurt?RAS) S.p.A., Milan
  Member of the Administrative Board
  ? Techosp S.p.A., Milan

  Norbert Deutschmann, Berlin; * Apr. 11, 1951
  Vice-Chairman of the Supervisory Board
  First elected: Apr. 27, 1999
  Elected until: Apr. 16, 2004
  Chairman of the Berlin Works Council of Schering AG, Berlin

  Dr. rer. oec. Karl-Hermann Baumann, Munich; * Jul. 22, 1935
  First elected: May 4, 1994
  Elected until: Apr. 16, 2004
  Chairman of the Supervisory Board
  ? Siemens AG, Berlin and Munich
  Member of the Supervisory Board
  ? Deutsche Bank AG, Frankfurt/Main
  ? E.ON AG, D?orf
  ? Linde AG, Wiesbaden
  ? mg technologies ag, Frankfurt/Main
  ? ThyssenKrupp AG, D?orf
  ? Wilhelm von Finck AG, Grasbrunn

  Prof. Dr. Piet Borst, Amsterdam; * Jul. 5, 1934
  First elected: Feb. 9, 2000
  Elected until: Apr. 16, 2004
  Professor of Clinical Biochemistry, University of Amsterdam
  Director Emeritus of the Netherlands
  Cancer Institute, Amsterdam

  Dr. Mathias D?er, Berlin; * Jan. 15, 1963
  First elected: Apr. 26, 2001
  Elected until: Apr. 16, 2004
  Chairman of the Executive Board
  ? Axel Springer Verlag AG, Berlin
  Member of the Supervisory Board (Group mandates)
  ? ProSiebenSat.1 Media AG, Unterf?ng
  ? Moser Holding AG, Innsbruck
  Member of the Administrative Board
  ? HandelsZeitung und Finanzrundschau AG, Zurich

  Prof. John A. Dormandy, D.Sc. FRCS, London;* May 5, 1937
  First elected: Apr. 30, 1996
  Elected until: Apr. 16, 2004
  Professor of Vascular Sciences, University of London
  Director, Vascular Clinical Research Unit, St. George?s Hospital, London

  Joachim Elsholz, Berlin; * Sep. 2, 1949
  First elected: Oct. 1, 2000
  Elected until: Apr. 16, 2004
  Head of Berlin Liaison Office of Industriegewerkschaft Bergbau, Chemie, Energie
  Member of the Supervisory Board
  ? Bayer CropScience AG, Monheim
  ? Eternit AG, Berlin
  ? Eternit Management Holding GmbH, Berlin

  Dr. rer. pol. Reiner Hagemann, Munich; * Dec. 7, 1947
  First elected: Jan. 1, 1997
  Elected until: Apr. 16, 2004
  Chairman of the Executive Board
  ? Allianz Versicherungs-AG, Munich
  Member of the Supervisory Board
  ? E.ON Energie AG, Munich
  ? Steag AG, Essen
  ? ThyssenKrupp Steel AG, Duisburg
  Domestic Group mandates:
  Chairman of the Supervisory Board
  ? Allianz Private Krankenversicherungs-AG, Munich
  ? Bayerische Versicherungsbank AG, Munich
  ? Frankfurter Versicherungs-AG, Frankfurt/Main
  ? Hermes Kreditversicherungs-AG, Munich
  Member of the Supervisory Board
  ? Advance Holding AG, Munich
  ? Allianz Global Risks R?sicherungs-AG, Munich
  Foreign Group mandates:
  ? Allianz Cornhill Insurance plc, London
  ? Allianz Elementar Lebensversicherungs-AG, Vienna
  ? Allianz Elementar Versicherungs-AG, Vienna
  ? Allianz Investmentbank Aktiengesellschaft, Vienna
  ? Allianz Irish Life, Dublin
  ? Allianz Suisse Lebensversicherungs-AG, Zurich
  ? Allianz Suisse Versicherungs-AG, Zurich
  ? EULER&HERMES, Paris
  ? RAS International N.V., Amsterdam

  Johannes Heitbaum, Werne; * Jun. 10, 1963
  First elected: Apr. 27, 1999
  Elected until: Apr. 16, 2004
  Vice-Chairman of the Bergkamen Works Council of
  Schering AG, Berlin

  Dr. h.c. Martin Kohlhaussen, Bad Homburg v.d.H.;* Nov. 6, 1935
  First elected: Apr. 30, 1996
  Elected until: Apr. 16, 2004
  Chairman of the Supervisory Board
  ? Commerzbank AG, Frankfurt/Main
  Vice-Chairman of the Supervisory Board
  ? Infineon Technologies AG, Munich
  Member of the Supervisory Board
  ? Bayer AG, Leverkusen
  ? Heraeus Holding GmbH, Hanau
  ? Hochtief AG, Essen
  ? Karstadt Quelle AG, Essen
  ? Linde AG, Wiesbaden
  ? ThyssenKrupp AG, D?orf
  ? Verlagsgruppe Georg von Holtzbrinck GmbH,  Stuttgart

  Hermann-Josef Lamberti, K?stein im Taunus; * Feb. 5, 1956
  First elected: Apr. 26, 2001
  Elected until: Apr. 16, 2004
  Member of the Executive Board
  ? Deutsche Bank AG, Frankfurt/Main
  Chairman of the Supervisory Board
  ? Deutsche Bank Privat- und Gesch?skunden AG, Frankfurt/Main (Group mandate)
  ? Deutsche Bank S.A./N.V., Brussels (Group mandate)
  ? Deutsche Bank S.A.E., Barcelona (Group mandate)
  ? e-millennium 1 GmbH&Co.KG, Munich
  ? European Transaction Bank AG, Frankfurt/Main  (Group mandate)
  Member of the Supervisory Board
  ? Fiat S.p.A., Turin
  Member of the Company Board
  ? Carl-Zeiss-Stiftung, Oberkochen
  Member of the Board of Directors
  ? Euroclear Bank S.A., Brussels
  ? Euroclear plc, London

  Dr. med. Hans-Peter Niendorf, Berlin; * Jun. 25, 1946
  First elected: Apr. 27, 1999
  Elected until: Apr. 16, 2004
  Head of Corporate Clinical Development
  Diagnostics&Radiopharmaceuticals,  Schering AG, Berlin

  Hans-J? Scheel, Berlin; * Jun. 21, 1943
  First elected: Feb. 11, 1994
  Elected until: Apr. 16, 2004
  Corporate Human Resources Schering AG, Berlin

  G? Schmitt, Berlin; * Jan. 13, 1943
  First elected: Apr. 27, 1999
  Elected until: Apr. 16, 2004
  Member of the Berlin Works Council of Schering AG, Berlin

  Dr. rer. oec. Ulrich Sommer, Berlin; * Jun. 1, 1947
  First elected: Apr. 27, 1999
  Elected until: Apr. 16, 2004
  Area Manager Marketing Europe Region,  Schering AG, Berlin

  Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959
  First elected: Apr. 27, 1999
  Elected until: Apr. 16, 2004
  Chairman of the Company Works Council and Chairman of the Bergkamen Works Council of Schering AG, Berlin

  Executive Board (as at February 15, 2003)

Name	Dr. Hubertus Erlen	Prof. Dr. Klaus Pohle	Dr. Ulrich Köstlin	Mr. Lutz Lingnau	Dr. Jörg Spiekerkötter	Prof. Dr. Dr. h.c. Günter Stock
Occupation/Place of residence	Chairman of the Executive Board, Berlin, Germany	Vice-Chairman of the Executive Board, Berlin, Germany	Member of the Executive Board, Berlin, Germany	Member of the Executive Board, Mendham, NJ, USA	Deputy Member of the Executive Board, Kleinmachnow, Germany	Member of the Executive Board, Berlin, Germany
Date of birth	Jun. 7, 1943	Nov. 3, 1937	Dec. 31, 1952	Mar. 9, 1943	May 15, 1958	Feb. 7, 1944
Term of office	First elected: Jul. 1, 1985	First elected: Jan. 1, 1981	First elected: Jun. 1, 1994	First elected: Jan. 1, 2001	First elected: Apr. 15, 2002	First elected: May 1, 1989
	Elected until: Jun. 30, 2005	Elected until: Apr. 10, 2003	Elected until: May 31, 2004	Elected until: Dec. 31, 2005	Elected until: Apr. 15, 2007	Elected until: Apr. 30, 2004
Responsibility within Schering AG Group	Strategy, Business Development, Corporate Communication, Senior Executives, Corporate Auditing	Equity Participations, Finance and Administration, Information Technology Japan, Asia, Australia	Marketing and Sales, Supply Chain and Environment Europe, Africa	Specialized Therapeutics, Dermatology United States	Human Resources	Research and Development; Gynecology&Andrology, Diagnostics&Radiopharmaceuticals; Latin America, Canada
Membership in legally required supervisory boards in Germany	Member of the Supervisory Board • B. Braun Melsungen AG, Melsungen • GEHE AG, Stuttgart	Member of the Supervisory Board • Berliner Börse AG, Berlin • DWS Investment GmbH, Frankfurt/Main • Schering Deutschland Holding AG, Hamburg (Schering AG Group mandate)	Member of the Supervisory Board • Institut für Management und Technologie IMT BERLIN GmbH, Berlin • Schering Deutschland Holding AG, Hamburg (Schering AG Group mandate)			Member of the Supervisory Board • Gerling Allgemeine Versicherungs-AG, Cologne
Membership in comparable control bodies of companies in Germany and abroad	Chairman of the Board of Directors • Schering Berlin Inc., USA Member of the Supervisory Board • Partner für Berlin Gesellschaft für Hauptstadt- Marketing mbH, Berlin	Chairman of the Board of Directors • Nihon Schering K.K., Japan Member of the Board of Directors• Schering Berlin Inc., USA • Coty Inc., USA	Member of the Board of Directors • Leiras Oy, Finland • Schering Berlin Inc., USA	Chairman of the Board of Directors • Berlex Laboratories Inc., USA • Medrad, Inc., USA Member of the Board of Directors• Schering Berlin Inc., USA • Collateral Therapeutics, Inc., USA	Member of the Advisory Board • metaGen Pharmaceuticals GmbH, Berlin Member of the Board of Directors • Schering Berlin Inc., USA

  Member of the Supervisory Board• Biomedizinischer Forschungs-campus Berlin-Buch GmbH, Berlin
  •   Klinikum Bayerische Julius-Maximilians Universität Würzburg, Würzburg

  Member of the Board of Directors
  •   Collateral Therapeutics, Inc., USA
  •   Leiras Oy, Finland
  •   Nihon Schering K.K., Japan
  •   Schering Berlin Inc., USA

  Potential Risks

  In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  SCHERING AKTIENGESELLSCHAFT

  By: /s/ Dr. Susan Crisp-Jungklaus
  Name: Dr. Susan Crisp-Jungklaus
  Title: Head of Corporate Communication
  Schering AG

  By: /s/ Oliver Renner
  Name: Oliver Renner
  Title: Head of Business and Financial
  Communication Schering AG

  Date: March 7, 2003